**(Convenience translation into English from the original previously issued in Portuguese)**

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices Adopted in Brazil

**REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.**

## 01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
| 4 - NIRE (Corporate Registry ID) | | |
| **15910** | | |

## 01.02 – HEAD OFFICE

| 1 - ADDRESS | | | 2 - DISTRICT | |
|---|---|---|---|---|
| R. SÃO JOSÉ, 20/ GR.1602 – PARTE | | | CENTRO | |
| 3 - ZIP CODE | 4 – CITY | | | 5 - STATE |
| 22010-020 | RIO DE JANEIRO | | | RJ |
| 6 - AREA CODE | 7 - TELEPHONE | 8 - TELEPHONE | 9 - TELEPHONE | 10 - TELEX |
| 21 | 2215-4901 | - | - | |
| 11 - AREA CODE | 12 - FAX | 13 - FAX | 14 – FAX | |
| 21 | 2215-7140 | - | - | |
| 15 - E-MAIL | | | | |
| invrel@csn.com.br | | | | |

## 01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

| 1- NAME | | | | |
|---|---|---|---|---|
| LAURO HENRIQUE CAMPOS REZENDE | | | | |
| 2 - ADDRESS | | | 3 - DISTRICT | |
| AV. JUSCELINO KUBITSCHEK, 1830 – 13º andar | | | ITAIM BIBI | |
| 4 - ZIP CODE | 5 – CITY | | | 6 - STATE |
| 04543-900 | SÃO PAULO | | | SP |
| 7 - AREA CODE | 8 - TELEPHONE | 9 - TELEPHONE | 10 - TELEPHONE | 11 - TELEX |
| 11 | 3049-7100 | - | - | |
| 12 - AREA CODE | 13 - FAX | 14 - FAX | 15 – FAX | |
| 11 | 3049-7519 | - | - | |
| 16 - E-MAIL | | | | |
| invrel@csn.com.br | | | | |

## 01.04 – DFP REFERENCE AND AUDITOR INFORMATION

| YEAR | 1 – DATE OF THE FISCAL YEAR BEGINNING | 2 – DATE OF THE FISCAL YEAR END |
|---|---|---|
| 1 – Last | 01/01/2004 | 12/31/2004 |
| 2 – Next to last | 01/01/2003 | 12/31/2003 |
| 3 – Last but two | 01/01/2002 | 12/31/2002 |

| 09 - INDEPENDENT ACCOUNTANT | 10 - CVM CODE |
|---|---|
| DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES | 00385-9 |
| 11. TECHNICIAN IN CHARGE | 12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID) |
| MARCELO CAVALCANTI ALMEIDA | 335.905.597-72 |

**(Convenience translation into English from the original previously issued in Portuguese)**

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

December 31, 2004

External Disclosure

Accounting Practices Adopted in Brazil

### 01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

### 01.05 – CAPITAL STOCK

| Number of Shares (in thousands) | 1 12/31/2004 | 2 12/31/2003 | 3 12/31/2002 |
|---|---|---|---|
| **Paid-in Capital** | | | |
| 1 – Common | 286,917 | 71,729,261 | 71,729,261 |
| 2 – Preferred | 0 | 0 | 0 |
| 3 – Total | 286,917 | 71,729,261 | 71,729,261 |
| **Treasury Stock** | | | |
| 4 – Common | 10,024 | 0 | 0 |
| 5 – Preferred | 0 | 0 | 0 |
| 6 – Total | 10,024 | 0 | 0 |

### 01.06 – COMPANY PROFILE

| |
|---|
| 1 - TYPE OF COMPANY<br>Commercial, Industrial and Others |
| 2 – STATUS<br>Operational |
| 3 - NATURE OF OWNERSHIP<br>Private National |
| 4 - ACTIVITY CODE<br>106 – Metallurgy and Steel Industry |
| 5 - MAIN ACTIVITY<br>MANUFACTURING, TRANSF. AND TRADING OF STEEL PRODUCTS |
| 6 - CONSOLIDATION TYPE<br>Total |

### 01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

| 1 - ITEM | 2 - CNPJ (Corporate Taxpyaer's ID) | 3 - COMPANY NAME |
|---|---|---|

### 01.08 - CASH DIVIDENDS

| 1 - ITEM | 2 - EVENT | 3 - APPROVAL | 4 - TYPE | 5 - DATE OF PAYMENT | 6 - TYPE OF SHARE | 7 - AMOUNT PER SHARE |
|---|---|---|---|---|---|---|
| 01 | AGO/E | 04/29/2004 | Interest on Own Capital | 06/11/2004 | ON | 0,0034228850 |
| 02 | AGO/E | 04/29/2004 | Dividend | 06/11/2004 | ON | 0,0065772180 |
| 03 | AGO/E | 06/14/2004 | Dividend | 06/15/2004 | ON | 0,1228000000 |

### 01.09 – INVESTOR RELATIONS OFFICER

| 1 – DATE | 2 – SIGNATURE |
|---|---|
| | |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)**

| 1-CODE | 2- DESCRIPTION | 3 – 12/31/2004 | 4 – 12/31/2003 | 5 – 12/31/2002 |
|---|---|---|---|---|
| 1 | Total Assets | 25,724,002 | 24,310,782 | 17,312,380 |
| 1.01 | Current Assets | 6,440,179 | 5,507,669 | 4,257,340 |
| 1.01.01 | Cash Equivalents | 47,411 | 69,027 | 31,049 |
| 1.01.02 | Credits | 1,696,794 | 1,740,091 | 1,715,375 |
| 1.01.02.01 | Domestic Market | 752,225 | 695,978 | 894,445 |
| 1.01.02.02 | Foreign Market | 1,011,376 | 1,142,383 | 905,682 |
| 1.01.02.03 | Allowance for Doubtful Accounts | (66,807) | (98,270) | (84,752) |
| 1.01.03 | Inventories | 1,560,071 | 642,435 | 484,911 |
| 1.01.04 | Others | 3,135,903 | 3,056,116 | 2,026,005 |
| 1.01.04.01 | Marketable Securities | 1,909,866 | 2,124,144 | 1,251,128 |
| 1.01.04.02 | Recoverable Corporate Income Tax and Social Contribution | 12,744 | 75,407 | 107,019 |
| 1.01.04.03 | Deferred Income Tax | 360,946 | 241,194 | 231,490 |
| 1.01.04.04 | Deferred Social Contribution | 48,426 | 61,737 | 54,447 |
| 1.01.04.05 | Dividends Receivable | 28,727 | 117,219 | 247,979 |
| 1.01.04.06 | Prepaid Expenses | 30,413 | 38,456 | 28,884 |
| 1.01.04.07 | Prepaid Income Tax | 497,195 | 92,524 | 0 |
| 1.01.04.08 | Others | 247,586 | 305,435 | 105,058 |
| 1.02 | Long-Term Assets | 1,531,697 | 3,162,132 | 1,597,714 |
| 1.02.01 | Sundry Credits | 29,804 | 27,066 | 54,373 |
| 1.02.01.01 | Loans – ELETROBRÁS | 29,804 | 27,066 | 54,373 |
| 1.02.02 | Credit with Related Parties | 117,227 | 1,285,434 | 91,877 |
| 1.02.02.01 | Affiliates | 0 | 0 | 0 |
| 1.02.02.02 | Subsidiaries | 117,227 | 1,285,434 | 91,877 |
| 1.02.02.03 | Other Related Parties | 0 | 0 | 0 |
| 1.02.03 | Others | 1,384,666 | 1,849,632 | 1,451,464 |
| 1.02.03.01 | Deferred Income Tax | 442,482 | 636,448 | 360,391 |
| 1.02.03.02 | Deferred Social Contribution | 87,486 | 72,456 | 108,226 |
| 1.02.03.03 | Judicial Deposits | 560,465 | 481,122 | 433,345 |
| 1.02.03.04 | Securities Receivable | 44,472 | 44,595 | 50,805 |
| 1.02.03.05 | Marketable Securities | 125,652 | 154,458 | 107,673 |
| 1.02.03.06 | Recoverable PIS/PASEP | 25,209 | 55,031 | 49,391 |
| 1.02.03.07 | Prepaid Expenses | 44,878 | 48,110 | 30,440 |
| 1.02.03.08 | Investment Available for Sale | 0 | 248,691 | 237,714 |
| 1.02.03.09 | Others | 54,022 | 108,721 | 73,479 |
| 1.03 | Permanent Assets | 17,752,126 | 15,640,981 | 11,457,326 |
| 1.03.01 | Investments | 5,450,044 | 2,879,772 | 2,853,039 |
| 1.03.01.01 | In Affiliates | 0 | 0 | 0 |
| 1.03.01.02 | In Subsidiaries | 5,450,044 | 2,879,772 | 2,853,039 |
| 1.03.01.03 | Other Investments | 0 | 0 | 0 |
| 1.03.02 | Property, Plant and Equipment | 12,092,187 | 12,430,298 | 8,194,064 |
| 1.03.02.01 | In Operation, Net | 11,824,377 | 12,246,545 | 8,054,336 |
| 1.03.02.02 | In Construction | 139,074 | 67,750 | 48,362 |
| 1.03.02.03 | Land | 128,736 | 116,003 | 91,366 |
| 1.03.03 | Deferred | 209,895 | 330,911 | 410,223 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

### 01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

### 02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

| 1- CODE | 2- DESCRIPTION | 3 – 12/31/2004 | 4 – 12/31/2003 | 5 – 12/31/2002 |
|---|---|---|---|---|
| 2 | Total Liabilities | 25,724,002 | 24,310,782 | 17,312,380 |
| 2.01 | Current Liabilities | 6,231,577 | 4,551,745 | 3,443,414 |
| 2.01.01 | Loans and Financings | 1,208,793 | 2,279,335 | 1,685,102 |
| 2.01.02 | Debentures | 44,943 | 89,152 | 106,556 |
| 2.01.03 | Suppliers | 557,090 | 432,791 | 655,289 |
| 2.01.04 | Taxes and Contributions | 956,069 | 799,413 | 353,301 |
| 2.01.04.01 | Salaries and Social Contributions | 55,432 | 91,805 | 67,895 |
| 2.01.04.02 | Taxes Payable | 639,144 | 546,047 | 183,290 |
| 2.01.04.03 | Deferred Income Tax | 192,274 | 118,795 | 75,085 |
| 2.01.04.04 | Deferred Social Contribution | 69,219 | 42,766 | 27,031 |
| 2.01.05 | Dividends Payable | 2,268,517 | 717,608 | 293,847 |
| 2.01.06 | Provisions | 15,051 | 8,177 | 7,287 |
| 2.01.06.01 | Labor, Civil and Tax | 15,051 | 8,177 | 7,287 |
| 2.01.07 | Debt with Related Parties | 0 | 0 | 0 |
| 2.01.08 | Others | 1,181,114 | 225,269 | 342,032 |
| 2.01.08.01 | Accounts Payable - Subsidiaries | 1,038,379 | 183,491 | 143,699 |
| 2.01.08.03 | Others | 142,735 | 41,778 | 198,333 |
| 2.02 | Long-Term Liabilities | 12,647,884 | 12,316,105 | 8,960,737 |
| 2.02.01 | Loans and Financings | 6,635,135 | 5,880,015 | 5,103,258 |
| 2.02.02 | Debentures | 900,000 | 1,566,550 | 666,550 |
| 2.02.03 | Provisions | 4,619,722 | 3,509,206 | 1,915,307 |
| 2.02.03.01 | Labor, Civil, Fiscal and Environmental | 647,051 | 584,309 | 122,685 |
| 2.02.03.02 | For Income Tax in Court | 18,239 | 18,239 | 125,271 |
| 2.02.03.03 | For Social Contribution in Court | 347,905 | 42,334 | 93,110 |
| 2.02.03.04 | Other Taxes in Court | 1,310,514 | 442,178 | 322,115 |
| 2.02.03.05 | Deferred Income Tax | 1,688,245 | 1,780,990 | 920,681 |
| 2.02.03.06 | Deferred Social Contribution | 607,768 | 641,156 | 331,445 |
| 2.02.04 | Debts with Related Parties | 107,031 | 1,006,489 | 1,159,300 |
| 2.02.05 | Others | 385,996 | 353,845 | 116,322 |
| 2.02.05.01 | Allowance for Loss on Investments | 90,412 | 68,437 | 37,197 |
| 2.02.05.02 | Others | 295,584 | 285,408 | 79,125 |
| 2.03 | Deferred Income | 0 | 0 | 0 |
| 2.05 | Shareholders' Equity | 6,844,541 | 7,442,932 | 4,908,229 |
| 2.05.01 | Paid-In Capital | 1,680,947 | 1,680,947 | 1,680,947 |
| 2.05.02 | Capital Reserve | 17,319 | 17,319 | 10,485 |
| 2.05.03 | Revaluation Reserve | 4,763,226 | 5,008,072 | 2,514,209 |
| 2.05.03.01 | Parent Company | 4,763,226 | 5,008,072 | 2,514,209 |
| 2.05.03.02 | Subsidiaries/Affiliates | 0 | 0 | 0 |
| 2.05.04 | Profit Reserve | 383,049 | 736,594 | 702,588 |
| 2.05.04.01 | Legal | 336,189 | 249,391 | 196,449 |
| 2.05.04.02 | Statutory | 0 | 0 | 0 |
| 2.05.04.03 | For Contingencies | 0 | 0 | 0 |
| 2.05.04.04 | Unrealized Income | 0 | 0 | 0 |
| 2.05.04.05 | Profit Retentions | 0 | 0 | 0 |
| 2.05.04.06 | Special For Non-Distributed Dividends | 0 | 0 | 0 |
| 2.05.04.07 | Other Profit Reserves | 46,860 | 487,203 | 506,139 |
| 2.05.04.07.01 | From Investments | 487,203 | 487,203 | 506,139 |
| 2.05.04.07.02 | Treasury Stock | (440,343) | 0 | 0 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)**

| 1- CODE | 2- DESCRIPTION | 3 – 12/31/2004 | 4 – 12/31/2003 | 5 – 12/31/2002 |
|---|---|---|---|---|
| 2.05.05 | Retained Earnings | 0 | 0 | 0 |

(Convenience translation into English from the original previously issued in Portuguese)


**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

December 31, 2004

External Disclosure

Accounting Practices Adopted in Brazil


## 01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 03.01 – STATEMENTS OF INCOME (in thousands of Reais)

| 1- CODE | 2- DESCRIPTION | 3 – 01/01/2004 to 12/31/2004 | 4 – 01/01/2003 to 12/31/2003 | 5 – 01/01/2002 to 12/31/2002 |
|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and/or Services | 10,128,511 | 7,283,930 | 5,405,645 |
| 3.02 | Deductions from Gross Revenue | (1,994,019) | (1,113,726) | (796,810) |
| 3.03 | Net Revenue from Sales and/or Services | 8,134,492 | 6,170,204 | 4,608,835 |
| 3.04 | Cost of Goods and/or Services Sold | (4,063,033) | (3,439,429) | (2,503,088) |
| 3.04.01 | Depreciation and Amortization | (686,655) | (609,822) | (489,490) |
| 3.04.02 | Others | (3,376,378) | (2,829,607) | (2,013,598) |
| 3.05 | Gross Income | 4,071,459 | 2,730,775 | 2,105,747 |
| 3.06 | Operating Income/Expenses | (1,078,363) | (1,693,975) | (2,933,436) |
| 3.06.01 | Selling | (264,712) | (251,813) | (203,702) |
| 3.06.01.01 | Depreciation and Amortization | (7,882) | (5,484) | (4,597) |
| 3.06.01.02 | Others | (256,830) | (246,329) | (199,105) |
| 3.06.02 | General and Administrative | (240,958) | (219,545) | (275,431) |
| 3.06.02.01 | Depreciation and Amortization | (21,914) | (19,828) | (29,579) |
| 3.06.02.02 | Others | (219,044) | (199,717) | (245,852) |
| 3.06.03 | Financial | (831,703) | (1,068,661) | (3,021,445) |
| 3.06.03.01 | Financial Income | (211,938) | (1,057,934) | 1,278,277 |
| 3.06.03.02 | Financial Expenses | (619,765) | (10,727) | (4,299,722) |
| 3.06.03.02.01 | Amortization of Deferred Exchange Variation | (103,179) | (130,339) | (619,322) |
| 3.06.03.02.02 | Exchange and Monetary Variation, net | 540,752 | 1,213,391 | (2,874,474) |
| 3.06.03.02.03 | Financial Expenses | (1,057,338) | (1,093,779) | (805,926) |
| 3.06.04 | Other Operating Income | 70,762 | 39,126 | 34,404 |
| 3.06.05 | Other Operating Expenses | (235,942) | (198,555) | (252,276) |
| 3.06.06 | Equity Pick-up | 424,190 | 5,473 | 785,014 |
| 3.07 | Operating Income | 2,993,096 | 1,036,800 | (827,689) |
| 3.08 | Non-Operating Income | (17,694) | 26,905 | (18,973) |
| 3.08.01 | Income | 6 | 60,940 | 1,919 |
| 3.08.02 | Expenses | (17,700) | (34,035) | (20,892) |
| 3.09 | Income before Taxes and Participation | 2,975,402 | 1,063,705 | (846,662) |
| 3.10 | Provision for Income Tax and Social Contribution | (784,110) | (134,818) | 52,600 |
| 3.11 | Deferred Income Tax | (46,295) | 129,951 | 575,447 |
| 3.12 | Statutory Interests/Contributions | 0 | 0 | 0 |
| 3.12.01 | Participations | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 |
| 3.13 | Reversal of Interest on Own Capital | 0 | 0 | 0 |
| 3.15 | Income/Loss for the Year | 2,144,997 | 1,058,838 | (218,615) |
| | No. SHARES, EX-TREASURY (in thousands) | 276,893 | 71,729,261 | 71,729,261 |
| | EARNINGS PER SHARE | 7.74666 | 0.01476 | |
| | LOSS PER SHARE | | | (0.00305) |

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE<br>00403-0 | 2 - COMPANY NAME<br>COMPANHIA SIDERÚRGICA NACIONAL | 3 - CNPJ (Corporate Taxpayer's ID)<br>33.042.730/0001-04 |
|---|---|---|

**04.01 – STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Reais)**

| 1 - CODE | 2 – DESCRIPTION | 3 – 01/01/2004 to 12/31/2004 | 4 - 01/01/2003 to 12/31/2003 | 5 - 01/01/2002 to 12/31/2002 |
|---|---|---|---|---|
| 4.01 | Sources | 7,470,349 | 5,040,441 | 5,427,185 |
| 4.01.01 | Of Operations | 2,589,275 | 989,144 | 2,580,033 |
| 4.01.01.01 | Income/Loss for the Year | 2,144,997 | 1,058,838 | (218,615) |
| 4.01.01.02 | Amounts not Affecting Working Capital | 444,278 | (69,694) | 2,798,648 |
| 4.01.01.02.01 | Long-term exchange and monetary variations | (411,321) | (974,307) | 2,147,446 |
| 4.01.01.02.02 | Equity Pick-up | (424,190) | (5,473) | (785,014) |
| 4.01.01.02.03 | Permanent Assets Write-off | 15,374 | 15,941 | 150,828 |
| 4.01.01.02.04 | Depreciation / Depletion / Amortization | 716,451 | 635,134 | 523,666 |
| 4.01.01.02.05 | Deferred Exchange Variation Amortization | 103,180 | 130,339 | 619,322 |
| 4.01.01.02.06 | Deferred Income Tax and Social Contribution | 52,804 | (104,703) | (13,362) |
| 4.01.01.02.07 | Provision for PIS/COFINS/CPMF contingencies | 132,972 | 112,871 | 43,412 |
| 4.01.01.02.08 | Actuarial liability | 63,853 | 70,720 | 65,996 |
| 4.01.01.02.09 | Others | 195,155 | 49,784 | 46,354 |
| 4.01.02 | From Shareholders | 0 | 0 | 0 |
| 4.01.03 | From Third Parties | 4,881,074 | 4,051,297 | 2,847,152 |
| 4.01.03.01 | Inflow of long-term loans and financing | 2,730,685 | 2,672,288 | 1,012,095 |
| 4.01.03.02 | Issuance of Debentures | 0 | 900,000 | 667,718 |
| 4.01.03.03 | Decrease in Other Receivables | 1,495,898 | 90,495 | 919,962 |
| 4.01.03.04 | Increase from Other Liabilities – Income tax/ social contribution | 578,293 | 253,998 | 182,058 |
| 4.01.03.05 | Investments for sale | 0 | 0 | 0 |
| 4.01.03.06 | Subsidiaries' proposed dividends | 28,727 | 124,875 | 8,125 |
| 4.01.03.07 | Others | 47,471 | 9,641 | 57,194 |
| 4.02 | Applications | 8,217,671 | 4,898,443 | 3,331,667 |
| 4.02.01 | Investments | 1,905,718 | 121,986 | 948,025 |
| 4.02.02 | Property, Plant and Equipment | 378,788 | 766,459 | 383,522 |
| 4.02.03 | Deferred | 44,561 | 94,348 | 51,931 |
| 4.02.04 | Interest on Own Capital and Dividends | 2,303,045 | 1,223,438 | 343,482 |
| 4.02.05 | Treasury Stock | 440,343 | 0 | 0 |
| 4.02.06 | Transf. of loan and financing to short-term | 2,003,709 | 1,033,273 | 831,995 |
| 4.02.07 | Increase in Long-Term Assets | 197,733 | 1,399,435 | 257,628 |
| 4.02.08 | Decrease in Other Long-Term Liabilities | 943,774 | 259,504 | 195,304 |
| 4.02.09 | Deferred Income Tax and Social Contribution | 0 | 0 | 228,654 |
| 4.02.10 | Others | 0 | 0 | 91,126 |
| 4.03 | Increase/Decrease in the Working Capital | (747,322) | 141,998 | 2,095,518 |
| 4.04 | Changes in Current Assets | 932,510 | 1,250,329 | 1,917,777 |
| 4.04.01 | Current Assets at the Beginning of the Year | 5,507,669 | 4,257,340 | 2,339,563 |
| 4.04.02 | Current Assets at the End of the Year | 6,440,179 | 5,507,669 | 4,257,340 |
| 4.05 | Changes in Current Liabilities | 1,679,832 | 1,108,331 | (177,741) |
| 4.05.01 | Current Liabilities at the Beginning of the Year | 4,551,745 | 3,443,414 | 3,621,155 |
| 4.05.02 | Current Liabilities at the End of the Year | 6,231,577 | 4,551,745 | 3,443,414 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE 00403-0 | 2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL | 3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04 |
|---|---|---|

**05.01 – STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2004 TO 12/31/2004 (in thousands of Reais)**

| 1 - CODE | 2 - DESCRIPTION | 3 – CAPITAL STOCK | 4 – CAPITAL RESERVES | 5 – REVALUATION RESERVES | 6 – PROFIT RESERVES | 7 - ACCRUED PROFIT/LOSS | 8 - TOTAL SHAREHOLDER'S EQUITY |
|---|---|---|---|---|---|---|---|
| 5.01 | Opening Balance | 1,680,947 | 17,319 | 5,008,072 | 736,594 | 0 | 7,442,932 |
| 5.02 | Adjustments of Previous Years | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.03 | Increase/Decrease in Capital Stock | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.04 | Realization of Reserves | 0 | 0 | (244,846) | 0 | 244,846 | 0 |
| 5.05 | Treasury Stock | 0 | 0 | 0 | (440,343) | 0 | (440,343) |
| 5.06 | Income/Loss for the Year | 0 | 0 | 0 | 0 | 2,144,997 | 2,144,997 |
| 5.07 | Allocations | 0 | 0 | 0 | 86,798 | (2,389,843) | (2,303,045) |
| 5.07.01 | Legal Reserve | 0 | 0 | 0 | 86,798 | (86,798) | 0 |
| 5.07.02 | Interim Dividends | 0 | 0 | 0 | 0 | (35,000) | (35,000) |
| 5.07.03 | Proposed Dividends and Interest on Own Capital | 0 | 0 | 0 | 0 | (2,268,045) | (2,268,045) |
| 5.07.04 | Investments Reserve | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.08 | Others | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.09 | Ending Balance | 1,680,947 | 17,319 | 4,763,226 | 383,049 | 0 | 6,844,541 |

(Convenience translation into English from the original previously issued in Portuguese)

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

December 31, 2004

External Disclosure

Accounting Practices Adopted in Brazil

## 01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 05.02 – STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2003 TO 12/31/2003 (in thousands of Reais)

| 1 - CODE | 2 – DESCRIPTION | 3 – CAPITAL STOCK | 4 – CAPITAL RESERVES | 5 – REVALUATION RESERVES | 6 – PROFIT RESERVES | 7 - ACCRUED PROFIT/LOSS | 8 - TOTAL SHAREHOLDER'S EQUITY |
|---|---|---|---|---|---|---|---|
| 5.01 | Opening Balance | 1,680,947 | 10,485 | 2,514,209 | 702,588 | 0 | 4,908,229 |
| 5.02 | Adjustments of Previous Years | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.03 | Increase/Decrease in Capital Stock | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.04 | Realization of Reserves | 0 | 6,834 | 2,493,863 | 0 | 198,607 | 2,699,304 |
| 5.04.01 | Of own assets, net of income tax and social contribution | 0 | 0 | (198,607) | 0 | 198,607 | 0 |
| 5.04.02 | Own assets revaluation, net of income tax and social contribution | 0 | 0 | 2,693,114 | 0 | 0 | 2,693,114 |
| 5.04.03 | Own assets Revaluation Reserve Rev. | 0 | 0 | (644) | 0 | 0 | (644) |
| 5.04.04 | Debentures on the Market | 0 | 6,834 | 0 | 0 | 0 | 6,834 |
| 5.05 | Treasury Stock | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.06 | Income/Loss for the Year | 0 | 0 | 0 | 0 | 1,058,838 | 1,058,838 |
| 5.07 | Allocations | 0 | 0 | 0 | 34,006 | (1,257,445) | (1,223,439) |
| 5.07.01 | Legal Reserve | 0 | 0 | 0 | 52,942 | (52,942) | 0 |
| 5.07.02 | Dividends Deliberated | 0 | 0 | 0 | (506,139) | 0 | (506,139) |
| 5.07.03 | Proposed Dividends and Interest on Own Capital | 0 | 0 | 0 | 0 | (717,300) | (717,300) |
| 5.07.04 | Investment Reserve | 0 | 0 | 0 | 487,203 | (487,203) | 0 |
| 5.08 | Others | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.09 | Ending Balance | 1,680,947 | 17,319 | 5,008,072 | 736,594 | 0 | 7,442,932 |

(Convenience translation into English from the original previously issued in Portuguese)

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

December 31, 2004

External Disclosure

Accounting Practices Adopted in Brazil

## 01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 05.03 – STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2002 TO 12/31/2002 (in thousands of Reais)

| 1 - CODE | 2 – DESCRIPTION | 3 – CAPITAL STOCK | 4 – CAPITAL RESERVES | 5 – REVALUATION RESERVES | 6 – PROFIT RESERVES | 7 - ACCRUED PROFIT/LOSS | 8 - TOTAL SHAREHOLDER'S EQUITY |
|---|---|---|---|---|---|---|---|
| 5.01 | Opening Balance | 1,680,947 | 1,258 | 2,309,650 | 1,161,358 | 0 | 5,153,213 |
| 5.02 | Adjustments of Previous Years | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.03 | Increase/Decrease in Stock Capital | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.04 | Realization of Reserves | 0 | 9,227 | 204,559 | 0 | 103,327 | 317,113 |
| 5.04.01 | Of Own Assets, net of income tax and social contribution | 0 | 0 | (103,090) | 0 | 103,090 | 0 |
| 5.04.02 | Subsidiary's assets, net of income tax and social contribution | 0 | 0 | (237) | 0 | 237 | 0 |
| 5.04.03 | Social contribution rate differential | 0 | 0 | (27,681) | 0 | 0 | (27,681) |
| 5.04.04 | CTE Revaluation, net of income tax and social contribution | 0 | 0 | 335,567 | 0 | 0 | 335,567 |
| 5.04.05 | Debentures on the market | 0 | 9,227 | 0 | 0 | 0 | 9,227 |
| 5.05 | Treasury Stock | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.06 | Income/Loss for the Year | 0 | 0 | 0 | 0 | (218,615) | (218,615) |
| 5.07 | Allocations | 0 | 0 | 0 | 0 | 0 | 0 |
| 5.08 | Others | 0 | 0 | 0 | (458,770) | 115,288 | (343,482) |
| 5.08.01 | Absorption of losses | 0 | 0 | 0 | (115,288) | 115,288 | 0 |
| 5.08.02 | Interest on own capital deliberated | 0 | 0 | 0 | (50,000) | 0 | (50,000) |
| 5.08.03 | Interest on own capital deliberated | 0 | 0 | 0 | (293,482) | 0 | (293,482) |
| 5.09 | Ending Balance | 1,680,947 | 10,485 | 2,514,209 | 702,588 | 0 | 4,908,229 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE<br>00403-0 | 2 - COMPANY NAME<br>COMPANHIA SIDERÚRGICA NACIONAL | 3 - CNPJ (Corporate Taxpayer's ID)<br>33.042.730/0001-04 |
| --- | --- | --- |

**06.01 – CONSOLIDATED BALANCE SHEETS – ASSETS (in thousands of Reais)**

| 1-CODE | 2- DESCRIPTION | 3 – 12/31/2004 | 4 – 12/31/2003 | 5 – 12/31/2002 |
| --- | --- | --- | --- | --- |
| 1 | Total Assets | 24,704,648 | 22,522,205 | 15,237,776 |
| 1.01 | Current Assets | 8,608,514 | 6,775,380 | 4,030,619 |
| 1.01.01 | Cash Equivalents | 109,485 | 224,915 | 141,087 |
| 1.01.02 | Credits | 1,140,136 | 1,114,111 | 1,241,466 |
| 1.01.02.01 | Foreign Market | 914,870 | 935,143 | 1,191,763 |
| 1.01.02.02 | Export Market | 311,853 | 323,407 | 154,725 |
| 1.01.02.03 | Allowance for Doubtful Accounts | (86,587) | (144,439) | (105,022) |
| 1.01.03 | Inventories | 2,276,027 | 891,807 | 574,250 |
| 1.01.04 | Others | 5,082,866 | 4,544,547 | 2,073,816 |
| 1.01.04.01 | Marketable Securities | 3,561,720 | 3,654,757 | 1,477,159 |
| 1.01.04.02 | Recoverable Corporate Income Tax and Social Contribution | 21,454 | 78,760 | 111,906 |
| 1.01.04.03 | Deferred Income Tax | 440,589 | 251,609 | 239,947 |
| 1.01.04.04 | Deferred Social Contribution | 77,090 | 65,486 | 55,194 |
| 1.01.04.05 | Prepaid Expenses | 39,372 | 54,799 | 39,083 |
| 1.01.04.06 | Prepaid Income Tax | 529,270 | 93,036 | 0 |
| 1.01.04.07 | Others | 413,371 | 346,100 | 150,527 |
| 1.02 | Long-Term Assets | 1,783,244 | 1,964,670 | 1,600,929 |
| 1.02.01 | Sundry Credits | 30,145 | 27,407 | 54,696 |
| 1.02.01.01 | Loans – ELETROBRÁS | 30,145 | 27,407 | 54,696 |
| 1.02.02 | Credit with Related Parties | 0 | 0 | 0 |
| 1.02.02.01 | Affiliates | 0 | 0 | 0 |
| 1.02.02.02 | Subsidiaries | 0 | 0 | 0 |
| 1.02.02.03 | Other Related Parties | 0 | 0 | 0 |
| 1.02.03 | Others | 1,753,099 | 1,937,263 | 1,546,233 |
| 1.02.03.01 | Deferred Income Tax | 475,970 | 650,401 | 389,978 |
| 1.02.03.02 | Deferred Social Contribution | 99,572 | 77,493 | 118,818 |
| 1.02.03.03 | Judicial Deposits | 589,203 | 502,367 | 444,068 |
| 1.02.03.04 | Securities Receivable | 204,241 | 44,719 | 50,921 |
| 1.02.03.05 | Recoverable PIS/PASEP | 25,455 | 55,203 | 49,391 |
| 1.02.03.06 | Prepaid Expenses | 81,114 | 82,502 | 48,090 |
| 1.02.03.07 | Investment Available for Sale | 0 | 248,691 | 237,714 |
| 1.02.03.08 | Marketable Securities | 90,159 | 169,335 | 100,571 |
| 1.02.03.09 | Others | 187,385 | 106,552 | 106,682 |
| 1.03 | Permanent Assets | 14,312,890 | 13,782,155 | 9,606,228 |
| 1.03.01 | Investments | 292,649 | 241,783 | 134,821 |
| 1.03.01.01 | In Affiliates | 0 | 0 | 0 |
| 1.03.01.02 | In Subsidiaries | 291,815 | 241,566 | 134,578 |
| 1.03.01.03 | Other Investments | 834 | 217 | 243 |
| 1.03.02 | Property, Plant and Equipment | 13,666,804 | 13,134,055 | 8,975,706 |
| 1.03.02.01 | In Operation, Net | 13,318,102 | 12,929,118 | 8,407,761 |
| 1.03.02.02 | In Construction | 198,713 | 77,596 | 484,761 |
| 1.03.02.03 | Land | 149,989 | 127,341 | 83,184 |
| 1.03.03 | Deferred | 353,437 | 406,317 | 495,701 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**06.02 – CONSOLIDATED BALANCE SHEETS - LIABILITIES (in thousands of Reais)**

| 1- CODE | 2- DESCRIPTION | 3 – 12/31/2004 | 4 – 12/31/2003 | 5 – 12/31/2002 |
|---|---|---|---|---|
| 2 | Total Liabilities | 24,704,648 | 22,522,205 | 15,237,776 |
| 2.01 | Current Liabilities | 6,163,662 | 4,542,518 | 4,532,184 |
| 2.01.01 | Loans and Financings | 1,684,571 | 2,297,619 | 2,773,483 |
| 2.01.02 | Debentures | 87,884 | 89,152 | 106,556 |
| 2.01.03 | Suppliers | 760,467 | 518,859 | 696,132 |
| 2.01.04 | Taxes and Contributions | 1,061,570 | 833,281 | 376,489 |
| 2.01.04.01 | Salaries and Social Contributions | 79,407 | 103,998 | 75,303 |
| 2.01.04.02 | Taxes Payable | 720,670 | 566,815 | 198,163 |
| 2.01.04.03 | Deferred Income Tax | 192,274 | 119,462 | 75,752 |
| 2.01.04.04 | Deferred Social Contribution | 69,219 | 43,006 | 27,271 |
| 2.01.05 | Dividends Payable | 2,268,517 | 717,608 | 293,847 |
| 2.01.06 | Provisions | 17,149 | 8,177 | 7,287 |
| 2.01.06.01 | Labor, Civil and Fiscal | 17,149 | 8,177 | 7,287 |
| 2.01.07 | Debts with Related Parties | 0 | 0 | 0 |
| 2.01.08 | Others | 283,504 | 77,822 | 278,390 |
| 2.02 | Long-term liabilities | 11,807,922 | 10,553,809 | 5,810,400 |
| 2.02.01 | Loans and Financings | 5,621,644 | 5,004,092 | 3,043,020 |
| 2.02.02 | Debentures | 1,075,593 | 1,566,550 | 666,550 |
| 2.02.03 | Provisions | 4,735,338 | 3,661,109 | 1,967,581 |
| 2.02.03.01 | Labor, Civil, Fiscal and Environmental | 762,642 | 698,351 | 174,052 |
| 2.02.03.02 | For Income Tax in Court | 18,239 | 18,239 | 125,271 |
| 2.02.03.03 | For Social Contribution in Court | 347,905 | 42,334 | 93,110 |
| 2.02.03.04 | Other Taxes in Court | 1,310,514 | 442,178 | 322,115 |
| 2.02.03.05 | Deferred Income Tax | 1,688,270 | 1,818,851 | 921,348 |
| 2.02.03.06 | Deferred Social Contribution | 607,768 | 641,156 | 331,685 |
| 2.02.04 | Debts with Related Parties | 0 | 0 | 0 |
| 2.02.05 | Others | 375,347 | 322,058 | 133,249 |
| 2.03 | Deferred Income | 77,796 | 6,496 | 0 |
| 2.04 | Minority Interests | 0 | 0 | 0 |
| 2.05 | Shareholders' Equity | 6,655,268 | 7,419,382 | 4,895,192 |
| 2.05.01 | Paid-In Capital | 1,680,947 | 1,680,947 | 1,680,947 |
| 2.05.02 | Capital Reserve | 17,319 | 17,319 | 10,485 |
| 2.05.03 | Revaluation Reserve | 4,763,226 | 5,008,072 | 2,514,209 |
| 2.05.03.01 | Parent Company | 4,763,226 | 5,008,072 | 2,514,209 |
| 2.05.03.02 | Subsidiaries/Affiliates | 0 | 0 | 0 |
| 2.05.04 | Profit Reserve | 193,776 | 713,044 | 689,551 |
| 2.05.04.01 | Legal | 146,916 | 249,391 | 196,449 |
| 2.05.04.02 | Statutory | 0 | 0 | 0 |
| 2.05.04.03 | For Contingencies | 0 | 0 | 0 |
| 2.05.04.04 | Unrealized Income | 0 | 0 | 0 |
| 2.05.04.05 | Profit Retentions | 0 | 0 | 0 |
| 2.05.04.06 | Especial For Non-Distributed Dividends | 0 | 0 | 0 |
| 2.05.04.07 | Other Profit Reserves | 46,860 | 463,653 | 493,102 |
| 2.05.04.07.01 | From Investments | 487,203 | 463,653 | 493,102 |
| 2.05.04.07.02 | Treasury Stock | (440,343) | 0 | 0 |
| 2.05.05 | Retained Earnings | 0 | 0 | 0 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

### 01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

### 07.01 – CONSOLIDATED STATEMENTS OF INCOME (in thousands of Reais)

| 1- CODE | 2- DESCRIPTION | 3 – 01/01/2004 to 12/31/2004 | 4 – 01/01/2003 to 12/31/2003 | 5 – 01/01/2002 to 12/31/2002 |
|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and/or Services | 12,250,641 | 8,291,700 | 6,108,182 |
| 3.02 | Gross Revenue Deductions | (2,451,072) | (1,314,275) | (942,873) |
| 3.03 | Net Revenue from Sales and/or Services | 9,799,569 | 6,977,425 | 5,165,309 |
| 3.04 | Cost of Goods and/or Services Sold | (4,997,244) | (3,837,555) | (2,747,994) |
| 3.04.01 | Depreciation and Amortization | (781,572) | (651,419) | (504,587) |
| 3.04.02 | Others | (4,215,672) | (3,186,136) | (2,243,407) |
| 3.05 | Gross Income | 4,802,325 | 3,139,870 | 2,417,315 |
| 3.06 | Operating Income/Expenses | (1,996,306) | (2,091,381) | (3,197,185) |
| 3.06.01 | Selling | (503,433) | (553,004) | (374,404) |
| 3.06.01.01 | Depreciation and Amortization | (8,986) | (6,966) | (5,607) |
| 3.06.01.02 | Others | (494,447) | (546,038) | (368,797) |
| 3.06.02 | General and Administrative | (348,101) | (274,443) | (312,609) |
| 3.06.02.01 | Depreciation and Amortization | (47,518) | (30,812) | (35,710) |
| 3.06.02.02 | Others | (300,583) | (243,631) | (276,899) |
| 3.06.03 | Financial | (921,914) | (1,035,657) | (2,238,023) |
| 3.06.03.01 | Financial Income | (38,014) | (785,579) | 1,333,312 |
| 3.06.03.02 | Financial Expenses | (883,900) | (250,078) | (3,571,335) |
| 3.06.03.02.01 | Amortization of Deferred Exchange Variation | (112,616) | (133,008) | (621,992) |
| 3.06.03.02.02 | Exchange and Monetary Variation, net | 341,566 | 914,744 | (2,282,168) |
| 3.06.03.02.03 | Financial Expenses | (1,112,850) | (1,031,814) | (667,175) |
| 3.06.04 | Other Operating Income | 122,795 | 80,543 | 49,393 |
| 3.06.05 | Other Operating Expenses | (299,648) | (309,756) | (284,898) |
| 3.06.06 | Equity Pick-up | (46,005) | 936 | (36,644) |
| 3.07 | Operating Income | 2,806,019 | 1,048,489 | (779,870) |
| 3.08 | Non-Operating Income | (1,228) | 29,982 | (14,781) |
| 3.08.01 | Income | 17,538 | 63,652 | 5,514 |
| 3.08.02 | Expenses | (18,766) | (33,670) | (20,295) |
| 3.09 | Income before Taxes and participation | 2,804,791 | 1,078,471 | (794,651) |
| 3.10 | Provision for Income Tax and Social Contribution | (871,596) | (174,512) | 25,072 |
| 3.11 | Deferred Income Tax | 48,593 | 127,054 | 574,898 |
| 3.12 | Statutory Interest/Contributions | 0 | 0 | 0 |
| 3.12.01 | Participations | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 |
| 3.13 | Reversal of Interest on Own Capital | 0 | 0 | 0 |
| 3.14 | Minority Interests | 0 | 0 | 0 |
| 3.15 | Income/Loss for the Year | 1,981,788 | 1,031,013 | (194,681) |
|  | No. SHARES, EX-TREASURY (in thousands) | 276,893 | 71,729,261 | 71,729,261 |
|  | EARNINGS PER SHARE | 7,15723 | 0,01437 |  |
|  | LOSS PER SHARE |  |  | (0,00271) |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**08.01 – CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Reais)**

| 1 - CODE | 2 – DESCRIPTION | 3 – 01/01/2004 to 12/31/2004 | 4 - 01/01/2003 to 12/31/2003 | 5 - 01/01/2002 to 12/31/2002 |
|---|---|---|---|---|
| 4.01 | Sources | 7,416,217 | 7,046,948 | 3,997,885 |
| 4.01.01 | Of Operations | 3,156,931 | 1,679,327 | 2,324,149 |
| 4.01.01.01 | Income/Loss for the Year | 1,981,788 | 1,031,013 | (194,681) |
| 4.01.01.02 | Amounts not Affecting Working Capital | 1,175,143 | 648,314 | 2,518,830 |
| 4.01.01.02.01 | Long-term monetary and exchange variations | (325,657) | (458,600) | 918,726 |
| 4.01.01.02.02 | Equity pick-up | 46,005 | (936) | 36,644 |
| 4.01.01.02.03 | Permanent assets write-off | 17,841 | 17,288 | 21,207 |
| 4.01.01.02.04 | Depreciation /Depletion/ Amortization | 838,075 | 689,197 | 545,905 |
| 4.01.01.02.05 | Deferred Exchange Variation Amortization | 112,616 | 133,008 | 621,991 |
| 4.01.01.02.06 | Deferred Income Tax and Social Contribution | 49,018 | (42,062) | (15,755) |
| 4.01.01.02.07 | Provision for PIS/COFINS/CPMF contingencies | 132,972 | 112,871 | 43,412 |
| 4.01.01.02.08 | Provision for Actuarial Liability | 63,589 | 70,983 | 65,996 |
| 4.01.01.02.09 | Deferred Income Variation | 22,986 | 6,496 | 0 |
| 4.01.01.02.10 | Others | 217,698 | 120,069 | 280,704 |
| 4.01.02 | Of Shareholders | 0 | 0 | 0 |
| 4.01.03 | Of Third parties | 4,259,286 | 5,367,621 | 1,673,736 |
| 4.01.03.01 | Inflow of Long-Term loans and financing | 2,918,565 | 3,583,168 | 688,248 |
| 4.01.03.02 | Issuance of Debentures | 0 | 900,000 | 667,718 |
| 4.01.03.03 | Decrease in Other Receivables | 327,092 | 620,907 | 44,314 |
| 4.01.03.04 | Increase in Other Liabilities | 618,506 | 234,482 | 179,526 |
| 4.01.03.05 | Investments for sale | 0 | 0 | 0 |
| 4.01.03.06 | Others | 395,123 | 29,064 | 93,930 |
| 4.02 | Applications | 7,204,227 | 4,312,521 | 3,618,644 |
| 4.02.01 | Investments | 139,821 | 112,227 | 142,672 |
| 4.02.02 | Property, Plant and Equipment | 1,374,996 | 733,749 | 814,302 |
| 4.02.03 | Deferred | 154,029 | 97,346 | 84,869 |
| 4.02.04 | Interest on Own Capital and Dividends | 2,303,045 | 1,223,438 | 343,482 |
| 4.02.05 | Treasury Stock | 440,343 | 0 | 0 |
| 4.02.06 | Transf. of loans and financing to short term | 2,205,871 | 1,077,317 | 1,636,102 |
| 4.02.07 | Increase in Long-Term Assets | 525,360 | 757,758 | 90,527 |
| 4.02.08 | Decrease in Other Long-Term liabilities | 60,762 | 310,686 | 186,971 |
| 4.02.09 | Deferred Income Tax and Social Contribution | 0 | 0 | 228,654 |
| 4.02.10 | Others | 0 | 0 | 91,065 |
| 4.03 | Increase/Decrease in the Working Capital | 211,990 | 2,734,427 | 379,241 |
| 4.04 | Changes in Current Assets | 1,833,134 | 2,744,761 | 1,179,061 |
| 4.04.01 | Current Assets at the Beginning of the Year | 6,775,380 | 4,030,619 | 2,851,558 |
| 4.04.02 | Current Assets at the End of the Year | 8,608,514 | 6,775,380 | 4,030,619 |
| 4.05 | Changes in Current Liabilities | 1,621,144 | 10,334 | 799,820 |
| 4.05.01 | Current Liabilities at the Beginning of the Year | 4,542,518 | 4,532,184 | 3,732,364 |
| 4.05.02 | Current Liabilities at the End of the Year | 6,163,662 | 4,542,518 | 4,532,184 |

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**09.01 - REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS**

To the Stockholders and Directors of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1.  We have audited the accompanying individual (parent company) and consolidated balance sheets of Companhia Siderúrgica Nacional (a Brazilian corporation) and its subsidiaries as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders´ equity (parent company) and changes in financial position for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2.  Our audits were conducted in accordance with auditing standards in Brazil, and comprised: (a) planning of the work, taking into consideration the significance of the balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed and; (c) evaluating the significant accounting practices followed and estimates made by management, as well as the presentation of the individual and consolidated financial statements taken as a whole.

3.  As described in Note 11, the Company and its affiliate MRS Logística S.A. elected to defer net losses arising from exchange rate variations in the first quarter of 1999 and in the year 2001. The subsidiary GalvaSud S.A. elected to defer the net losses arising from exchange rate variations in the year 2001. Accounting practices adopted in Brazil require the recognition in income of the effects of exchange rate variations during the period in which they occurred. As a result, as of December 31, 2003, stockholders' equity is overstated by approximately R$75,000 thousand and the net income for the years ended as of December 31, 2004 and 2003, are understated by approximately R$75,000 thousand and R$83,000 thousand, respectively, net of fiscal effects.

4.  In our opinion, except for the effects of the matter mentioned in paragraph (3), the financial statements referred to in paragraph (1) present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica Nacional and its subsidiaries as of December 31, 2004 and 2003, the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in accordance with accounting practices adopted in Brazil.

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December 31, 2004

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| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**09.01 - REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS**

5. As described in Note 9 c) to the financial statements, as of December 31, 2004, the Company and its affiliates recorded, accounts receivable in the amount of R$76,305 thousand (R$93,751 thousand in 2003), in conformity with preliminary court injunctions to suspend the payment, related to energy sales transactions carried out in the Wholesale Energy Market "MAE" for the period from September, 2000 to September 2002. These amounts are subject to alteration depending on the outcome of current judicial processes, filed by agents of the electric energy market, with respect of the interpretation of market regulations in effect.

6. Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in paragraph (1) above, taken as a whole. The Cash Flow Statement and the Value-added Statement (parent company), presented in note 23, are presented for purposes of allowing additional analyses and are not required as part of the basic financial statements. These information were audited according to the same audit procedures mentioned in paragraph (2) above, and, in our opinion, except for the effects of the matter mentioned in paragraph (3) are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

7. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

February 23, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Marcelo Cavalcanti Almeida
Accountant

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**10.01 -  MANAGEMENT REPORT**

## 1    MESSAGE FROM THE BOARD OF DIRECTORS/CHAIRMAN

CSN achieved record results in 2004 in both the operational and financial areas. Crude steel and rolled output totaled 5.5 million tons and 5 million tons, respectively, while net income reached R$ 2 billion and cash generation on EBITDA of R$ 4.8 billion, the third successive annual improvement. These figures underline the strength of our long-term strategy – integrating mining, steel and logistics operations with a flexible mix of products and markets – for dealing with a sector like steel, which is extremely sensitive to changes in the economic scenario.

During the year, we consolidated our leadership of the coated flat steel segment by acquiring outright control over GalvaSud, in which we had maintained a stake since 1999. By implementing a management system more in line with CSN's own practices, we achieved a significant improvement in GalvaSud´s production, quality and sales. The firm now complements our efforts to provide our clients with high-quality mix of products, services and service on all fronts, enabling us to conquer more and more new markets and expand our share in existing ones.

The Casa de Pedra mining expansion project is corresponding to our preliminary expectations. Our aim is to increase the mine's production capacity by two and a half times, giving us an even more representative share of the mining sector. In the same area, we will continue to invest in the Sepetiba port complex to equip it for future ore exports.

Distribution is yet another important facet in expanding CSN's steel activities. This year, we consolidated our nationwide presence through Inal, the country's largest flat-steel distributor, offering our clients rapid, first-class product and service delivery.

The outlook for the steel market both in Brazil (domestic) and abroad is also highly promising, so it is essential that we be alert and fully prepared to face the challenges of the potential for further growth ahead. In this context, the acquisition in recent years of 50% of Lusosider, in Portugal, and 100% of CSN LLC, in the United States, will assume an increasingly important role in the globalization of our steel production. And we continue to explore opportunities to make more advances in this direction.

CSN is now a global player, maintaining the respect and trust of its shareholders, clients, suppliers and the market. Our product and service mix is among the best in the sector. Our technology is second to none and our personnel are fully qualified to operate it. Our 2004 performance was achieved through a seamless

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combination of a committed effort by every member of our workforce and our competitive advantage in terms of cost, raw materials and logistics.

Given these attributes and our results, we are convinced that the sector's transformations and challenges will make us stronger and even better prepared to expand our presence in the global steel industry and become an important player in the mining sector, consolidating our position as a major and successful Brazilian company. We are convinced that we can fulfill these possibilities and realize these prospects in 2005.

Benjamin Steinbruch
Board of Directors Chairman

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## 2  BUSINESSES

Companhia Siderúrgica Nacional is one of the main integrated steel mill complexes in the Latin America. CSN's birth is closely intertwined with the advent of industrialization in Brazil. It was founded in 1941 and started operations in 1946, with the inauguration of Presidente Vargas Steelworks; several large-scale expansion projects were implemented in the 1970's and 1980's, and privatization took place in 1993. From then on, a new investment cycle was started, with a view to modernizing our production processes and organizational structure.

The Company performs in all the activities having relationship, complementing or stimulating steel, its core business. Our activities range from iron ore, limestone, and dolomite – raw materials used in the steel manufacturing process and also excellent commercial opportunities – in addition to distribution and logistics, a state-of-the-art plant with all metallurgical and rolling facilities, and more four industrial units (two of them overseas). The company today has the most complete flat steel portfolio of the continent.

### 2.1  MINING

CSN owns two mines in the State of Minas Gerais, which supply Presidente Vargas steelworks with essential raw materials for the steel production: Casa de Pedra, iron ore producer located in the city of Congonhas and Bocaina mine, limestone and dolomite producer in the city of Arcos.

Main facilities comprising Casa de Pedra industrial complex are mining, with an annual movement capacity of 46 million tons and the beneficiation plant, with a feeding capacity of 21.5 million tons (16.1 million tons of products). Historically destined to the exclusive supply of UPV (Presidente Vargas Steelworks), Casa de Pedra mine also turned over the domestic market, which consumes nearly 50% of its production and is currently the second largest supplier of iron ore for the Brazilian steel industries.

CSN seeks to increase its market share as a mining company through the implementation of expansion project of Casa de Pedra (see "Strategy").

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| | Current production capacity[1/2] | Production 2004[1] | Sales 2004[1/3] | Internal consumption 2004[1] |
|---|---|---|---|---|
| Iron ore | 21.5 | 15.5 | 6.4 | 8.1 |
| Limestone | 2.5 | 1.58 | 0.41 | 1.45 |
| Dolomite | 1.0 | 0.88 | 0.45 | 0.62 |

| Casa de Pedra Mining Resources[4] | | | |
|---|---|---|---|
| Measures | Indicated | Inferred | Total |
| 460 | 1,524 | 2,432 | 4,436 |

## 2.2  STEEL BUSINESS

### 2.2.1  Metallurgy

The metallurgy activity is the preliminary phase of the steel production, when raw materials are transformed into pig iron, and this turns into liquid steel. Then, this liquid steel is molded into slabs and gives rise to all range of steel products, deriving from the rolling process.

In 2004, the metallurgy products posted a record of 5.5 million tons of crude steel, despite the difficulties the industry suffered with the raw material supply.



As a result of this operating performance, the average productivity reached 1,012 tons of crude steel per man/year in 2004 – a 7% growth compared to the previous year.

Currently, CSN has an annual production capacity of 5.8 million tons of crude steel.

---

[1] In millions of tons.

[2] It refers to the crushing feeding capacity.

[3] In case of limestone and dolomite, sales refer to the inventory of products not used at UPV, beneficiation plant rejects (ultrafines) and mine's sterile (dolomite).

[4] In millions of tons. Source: AMEC – Topographic basis in December/2003.

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## 2.2.2  Rolling

CSN is concerned with the generation of solutions for clients, with a complete portfolio of high added-value products: hot and cold rolled, tin plate, Galvalume, pre-painted steel and galvanized sheets. Service is concentrated in consumption specific segments, pointing out the automotive, civil construction, packaging, home appliances and OEM (Original Equipment Manufacturers) sectors, both in Brazil and overseas. Hot rolled totaled 5 million tons in 2004, a 4% growth for the second consecutive year. Cold rolled on its turn boosted by increase in demand reached a record production of 1.7 million tons of sheets, a volume 4% higher than 2003.

## 2.2.3  Coating

After cold rolling, steel sheets are sent to the units of galvanizing, chrome and electrolytic tinning lines. This is the phase in which most noble materials of CSN mix are produced: tin and chromed plates for packaging and galvanized sheets for use in the home appliances and the civil construction industries.

For the production of coated rolling, in addition to the production lines of Presidente Vargas steelworks, CSN relies on four units outside Volta Redonda: CSN Paraná and GalvaSud, in Brazil; CSN LLC, in the United States; and Lusosider, in Portugal.

**Production capacity – in millions of tons**

|  | CSN Paraná | GalvaSud | CSN LLC | Lusosider |
|---|---|---|---|---|
| Pickling | 550 |  | 1.000 | 360 |
| Cold rolling | 350 |  | 550 | 300 |
| Galvanization | 320 | 350 | 315 | 230 |
| Pre-painting | 100 |  |  |  |
| Electrolytic tinning lines |  |  |  | 100 |

### 2.2.3.1  CSN Paraná

CSN Paraná's steel products, whose production lines started to be operated in 2003 are the *Galvalume* and the pre-painted steel, noble rolling products of wide utilization in the production of home appliances and in the civil construction market, due to its highly corrosion-resistance, superficial beauty and in case of pre-painted for the colors finishing and varied textures.

The success in the market attained by *Galvalume* made the Galvanization Line to be exclusively directed to meet a growing demand for this product. In December 2004, this line reached a record of 215 thousand tons in 15 months of operations, out of which 77% only from *Galvalume*.

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---

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

---

**10.01 - MANAGEMENT REPORT**

---

### 2.2.3.2  GalvaSud

In June 2004, CSN increased from 51% to 100% the control over GalvaSud's capital, a company established in 1999. After an administrative and operating restructuring process, which optimized the synergies with CSN resulting from a higher structure uniformity, processes integration and centralization of support areas, an annual output pace of 400 thousand tons was reached.

### 2.2.3.3  CSN LLC

In 2004, CSN LLC had its business model altered compared to the previous year: it started to import slabs and convert them into hot coil into US rolling mills, which allowed to increase production. In addition to the rolling products, CSN LLC has been trading in the United States, the *Galvalume* and pre-painted steel produced at CSN Paraná, in addition to galvanized products manufactured by GalvaSud and Presidente Vargas steelworks. Thus, CSN LLC consolidated its share in the US market, obtained larger scale in sales and improved the mix of products offered on that market, with a service more concentrated in the civil construction and home appliances markets. The movement also contributed to increase the level of average prices practiced.

### 2.2.3.4  Lusosider

In 2004, the first complete year in which Lusosider operated under CSN and Corus management, results overcame the expectations. With a policy of low operating costs and high volumes, Lusosider produced 356 thousand tons in 2004, between galvanized and tin plate, with successive records of production.

### 2.2.4  Packaging and Distribution

CSN adds value to its rolling products through the manufacturing of beverage steel cans by Metallic, deriving from tin plates produced at the Presidente Vargas steelworks, and from Inal's blanks cutoff and confection service centers, a company which also acts as CSN's arm in the steel distribution to small and medium-sized clients throughout Brazil.

### 2.2.4.1  Metalic

Metalic is located in the city of Fortaleza, and it is the sole steel packaging producer of beverages in Brazil and holds a 7% share in the beverage can market.

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The company also maintains an excess production of end cans, which is basically destined to the international market. In 2004, Metalic consolidated its sales in this segment and conquered clients throughout the Latin America. Thus, the volume sold grew 37%.

*2.2.4.2 Inal*

Inal - Indústria Nacional de Aços Laminados operates in the distribution and reprocessing (slitter and cross-section) of CSN's products to serve the retail market throughout the country. In 2004, it assumed the leadership in the distribution of flat steel in the country, with 362 thousand tons of products sold and 210 thousand tons of processing (services).

Three important aspects mold the competitive differential, which ensured this result: a broad portfolio of processed products (sheets, rolls, tubes, shapes, roofings, blanks); the versatility of CSN's line of products, complete and including noble and exclusive steel, amongst them, *Galvalume* and pre-painted steel; and a processing and distribution infrastructure comprised of four Service Centers and four Distribution Centers, covering all the Brazilian territory.

The challenge of growth above the market continues in the agenda for 2005. The logistic redesign and the operation of new Service and Distribution Centers will allow the company to improve the level of services rendered to its clients, hence, ensuring a sustainable growth.

## 2.3 INFRASTRUCTURE

### 2.3.1 Energy

CSN is one of the largest industrial consumers of electric energy in Brazil; its consumption, which corresponds to all the Federal District (Brasília) is surpassed by aluminium industry companies. Due to the importance of this input in its production process, the company strongly invested in electric energy generation assets in order to ensure its self-sufficiency, which has been occurring since September 2000.

CSN's investments in energy generation are concentrated in three assets: (1) Itá Hydroelectric Plant, located in the State of Santa Catarina, with a 1450 MW capacity, of which CSN contributes with 29.5%; (2) Igarapava Hydroelectric Plant, located in the State of Minas Gerais, with a 210 MW capacity, and CSN contributing with 17.9%; and (3) Thermoelectric co-generation central, with 238 MW installed, under operation since 1999. The thermoelectric central was implemented inside Presidente Vargas steelworks facilities and use as fuel,

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residual gases from own steel production. In the total, CSN has 430 MW average of energy, deriving from its generation assets, all of them fully operating.

During 2004, the company actively participated in the preparation and implementation of the new electricity industry model, which established new regulatory milestones. The changes shall not have a significant impact on the company, which as it is self-sufficient in this input, does not require acquiring energy in auctions.

2.3.2   Logistics – railroads and ports

CSN operates a solid bulk terminal (Tecar) and a containers terminal (Sepetiba Tecon) at the Sepetiba Port, in Rio de Janeiro. In the railroad sector, it holds stake in two companies: MRS Logística (MRS), which operates the former RFFSA (Federal Railway Company) Southeast network, among the cities of Rio de Janeiro-São Paulo-Belo Horizonte, and Companhia Ferroviária do Nordeste (CFN), which operates the former RFFSA Northeast network,  in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

*2.3.2.1   Coal Terminal*

Tecar conveyed 6 million of tons of products in 2004, 17% more than in 2003. The most part of this volume (76%) was represented by raw materials to the Presidente Vargas steelworks, mainly coal and coke. Tecar also conveys petroleum coke, brimstone, zinc concentrate and other solid bulks for various clients.

An addendum to the current agreement with Companhia Docas do Rio de Janeiro was signed in 2004, which allows Tecar to export iron ore, pellet, pig iron, alloy steel, soybean and other solid bulks. Tecar's capacity expansion project, when concluded, will allow an annual movement of 31 million tons of iron ore and shall definitely consolidate Sepetiba Port Complex as one of the main ports in the country.

*2.3.2.2   Containers Terminal*

Sepetiba Tecon conveyed 96 thousand containers in 2004, a 400% growth compared to the previous year. A solid demand in the containers market, combined with a privileged location, a significant improvement in the operating income and the unit's investment plan will rank the terminal amongst the largest ones in Brazil in this segment.

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The 301 berth was built and inaugurated in 2004 for the shipment of steel products. This allows a considerable growth in the movement of containers without compromising the annual shipment of 1.1 million tons of steel products.

### 2.3.2.3  MRS Logística

Railroad transportation services rendered by MRS are fundamental to CSN (which holds 32% of the railway company total capital), both in terms of raw materials supply - the company carries the totality of iron ore, coal and coke consumed by Presidente Vargas steelworks - and delivery of finished products.

In 2004, MRS carried 98.1 million of tons of products, especially iron ore, coal, coke, steel products, industrialized products, chemical and agricultural products and conquered a significant increase in the volume of loads carried (14% compared to 2003). In the operation, there was an increase of 88% in the reliability of locomotive fleet, which contributed to an improved quality of services rendered and for the reduction of unit operating costs.

MRS has been making continuous investments in locomotives, railcars, railway and information and operation control systems, with a view of increasing its transportation capacity and conquering new markets.

### 2.3.2.4  Companhia Ferroviária do Nordeste

CFN operates 2,600 Km of railroads. In 2004, the movement of 848.34 million of TEUs was 7.3% higher than the previous year, result of refurbishment of railway and renovation of railcars and locomotives. Highlights were transportation of fuels, steel inputs and cement.

Investments made for the improvement of the operating performance amounted to R$ 63.8 million in 2004. Investments in 2005 shall be higher than R$ 100 million – mostly destined to the improvement in the railway.

## 2.4  CEMENT

CSN's growth strategy aims the development of business in supplementary activities. Following this path, the company defined in 2004 its entry in a new business field: the production and trading of cement.

In order to fulfill this objective, a cement grinding unit will be built, starting operation estimated for mid 2006. The main raw material will be blast furnace slag, byproduct of pig iron production. Hence, CSN will participate in an economically attractive market, taking advantage of the synergies with its steel operations.

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## 3 STRATEGY AND SCENARIOS

## 3.1 STRATEGY

CSN's strategy is concentrated in three major issues:

- Growth: steel, mining and development of business in supplementary activities.

- Competitiveness: cost efficiency, productivity, environmental responsibility, quality and services.

- Solidity: maintenance of a comfortable financial status.

### 3.1.1 Casa de Pedra and iron ore: expansion in 30 months

Casa de Pedra's mineral reserves are noteworthy and of excellent quality, valued at 4,436 million tons. After uncrossing the stakes between Companhia Vale do Rio Doce and CSN, in 2001, the mine capacity expansion project has started, with a view to also serve the international market. In February 2004, investments of up to US$ 308 million were announced to increase Casa de Pedra's production, from the current 16 million to 40 million tons annually from 2007.

Works already started in 2004 included improvements in Sepetiba Port coal terminal, with investments of US$ 130 million to reach an export capacity of 31 million tons, also from 2007. MRS Logística will need to invest in railcars and locomotives to absorb the extra load to be exported. This investment is already estimated in its long-term planning.

The set of investments raises the total of project to an approximate amount of US$ 780 million. This expansion will rank CSN as important mining competitor in the international market, which shall convey approximately 600 million tons in 2005.

### 3.1.2 Steel: a market in expansion

CSN's growth in the steel business is based on two pillars: expansion of the metallurgy in Brazil and acquisition of rolling assets overseas in more stable and developed markets, such as the European Union and the United States.

For the time being, CSN has been limited to monitor the operating performance and the market conditions of certain companies. A decision to acquire only shall be taken if the following conditions are met: a minimum return above CSN's capital average cost (in constant US dollars), capacity to integrate operations in Brazil with

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unit overseas and a solid position in the market on the part of the company to be acquired.

For the expansion in Brazil, there are two alternatives under study: the construction of a new blast furnace in Presidente Vargas steelworks, with a production capacity of 2.5 million tons annually, or the construction of a new slab plant in site near Sepetiba Port, with an annual capacity of 5 million tons. These projects would be concluded within 30 months, with investments estimated at US$ 800 million and US$ 2.5 billion, respectively.

## 3.2  BUSINESS ENVIRONMENT

The steel industry has experienced in 2004 one of its best moments, in terms of demand and price. The combination of a series of factors increased steel prices at levels never been before, with a concentration of increases in the flat steel products of less added-value, such as slabs, hot and cold rolled.

In 2004, the worldwide crude steel production increased 9%, pointing out China, which was the single country to expand capacity in the period. In all the regions, there was a growth above the expected: 23% in China and 5% in the United States and Europe.

This scenario stimulated the announcement of investments for capacity expansion, both on the part of mining and steel producers. Part of these projects, however, aims at replacing in the future non-competitive capacity. This means that within five years, the worldwide steel industry will not be very distant from a volume of 1 billion tons of crude steel recorded in 2004.

Outlook for the steel industry in 2005 are therefore, highly positive. There are no signs of a weakened demand, mainly in the Asian countries, such as China and India, which have the infrastructure as their principal growth leverage for the next three to five years. Flat steel prices are firm for at least, until the second half-year, motivated by a high level of raw materials prices and by a strong demand.

In Brazil, the flat steel market showed a behavior above the expected in 2004, a 13.7% growth, equivalent to 2.5 times the GDP growth in the period. Highlights were the automotive, home appliances, civil construction and naval sectors. For 2005, the expectation of IBS (Brazilian Institute of Steel Industry) is a growth of 10% for flat and long steel. As the first capacity expansion project in the country only starts to operate in 2006, and the steelworks already operate close to 100% of their capacity, this pace of consumption only could be maintained with a reduction in exports over the next years.

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## 3.3 RISK MANAGEMENT

CSN monitors and manages permanently the risk factors, which may affect its businesses. Some of these aspects are under the scope of the Company's power and are managed thereby. Other factors however are independent from the company and may influence all the industry, such as the monetary and fiscal policy in Brazil in key markets (such as China and the United States), the political environment in Brazil, the worldwide and Brazilian economic activity, the regulatory environment on a global basis and fluctuations in the financial market.

### 3.3.1 Industry Cyclical Nature

The steel industry is highly cyclical by nature, in view of the variation between supply and demand. Fluctuations in the worldwide economy in general affect demand for steel products and consequently, the performance of steel industries, amongst them, CSN. Any significant drop in demand in the markets served by the company, in Brazil or overseas, may cause a strong impact on its operations.

In order to soften these factors, CSN relies on a mix of products and highly favorable markets, which provides it with a greater stability through cycles: more or less half the products sold is coated steel (galvanized and tin plate), of wide application in the consumption industry and with prices less susceptible to fluctuations.

### 3.3.2 Cost and Supply of Raw Material

Major raw materials for the steel production in an integrated steelwork are iron ore, coal and coke.

Brazil lacks high quality of coking coal, which leads CSN to import every coal necessary to produce coke, besides approximately 20% of the coke itself. Due to the cyclical nature of the coal industry, prices and quantities contracted are negotiated annually. The worldwide coke market is highly concentrated in China, and an increase in the Chinese crude steel production has been resulted in restrictions to export this input.

In order to minimize any negative effects stemming from this volatility, the company seeks to diversify the origin and the mix of coal contracted. In addition, as CSN has a coal fine injection system in its blast furnaces, 30% of the coal purchased is of PCI type, which has a cost lower than the coking coal.

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### 3.3.3  Competition

The Brazilian steel industry counts on 12 producer companies, out of which eight accounted for more than 90% of the domestic production in 2004. These companies confer a strong competitiveness to the industry, due to its high level of technological and technical expertise and due to own productive model used.

The international steel market is also highly competitive in relation to price, quality of products and services to consumer, as well as in terms of technological advances, allowing the steel companies to reduce their production costs. In addition to the competition in the sector, the companies also face a significant competition of substitute products, such as plastic, aluminium, ceramics, glass, wood and concrete.

Over the last four years, CSN invested approximately US$ 300 million in the construction of two galvanization units (GalvaSud and CSN Paraná), aiming at offering higher value-added products and more appropriate to the clients' needs, both in terms of quality, and in terms of service and just in time delivery. In addition, with a view to the international market, the company acquired stake in two rolling companies, one in the United States and the other one in Europe, to develop a long-term relationship also with foreign clients.

### 3.3.4  Foreign exchange exposure

CSN maintains revenues in domestic and foreign currencies from sales to the domestic market and exports. Likewise revenues, part of the expenses also occur in foreign currency: debt service contracted overseas and imports of raw materials and equipment. Hence, in order to administer the exposure to the exchange rate fluctuations, the company uses derivative financial instruments, mainly futures contracts and swaps, besides investing a great portion of its cash equivalents in securities indexed to the US dollar (see Note 14).

### 3.3.5  Antidumping and Governmental Protectionism

Over the last years, Brazil has been the object of antidumping and compensatory measures and other investigations related to the international trade, in some of the main worldwide steel markets. The majority of these investigations had as a result the application of measures restricting the easiness of access to these markets over the companies investigated.

CSN has a mix of clients well distributed amongst more than 60 countries, in such manner to minimize possible impacts on certain markets, even if these are punctual. In 2004, 34% of the exports were destined to the North America, 34% to

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Europe, 10% to the Latin America and 11% to Asia; the remainder was exported to Africa, Middle East and Oceania.

### 3.3.6  Environmental Regulation

The production process of steelworks generates effluents and residues representing risk of damages to the environment. Hence, Brazilian steel companies activities, amongst them CSN, are subject to strict environmental laws, on a federal, state and local basis, which control aspects, such as human health, atmospheric emissions, hydric effluents and the handling and destination of solid residues.

### 3.3.7  Fiscal and Environmental Contingencies

CSN is party in judicial proceedings involving labor and civil claims, in addition to federal, state and local taxes and contributions. There is no guarantee that the Company will obtain favorable results to its disputes, or that possible judicial or administrative proceedings under progress to be deemed groundless. Referring to these proceedings, CSN had R$ 2,439 million provisioned and R$589 million in judicial deposits by the end of 2004 (see Note 16).

### 3.3.8  CSN Employees' Pension Fund (CBS)

On August 28, 2002, CSN assumed jointly with CBS the commitment to equalize the insufficiency of mathematical reserves to be amortized of sponsors' responsibility. The plan approved by the Supplementary Social Security Secretariat consists of the payment of 240 monthly and consecutive installments, at the amount of R$ 958 thousand ($1^{st}$ to the $12^{th}$ installment) and R$ 3.1 million (from $13^{th}$ to $240^{th}$ installment). The installments have been monetarily updated by INPC (National Consumer Price Index) + 6% p.a., from June 28, 2002. The agreement also provides for the anticipation of installments in the event of cash needs in defined benefit plans, besides incorporating possible deficits/superavit to the updated debit balance of the sponsors' responsibility, in such manner to preserve the balance of plans without exceeding the maximum term of amortization provided for in the agreement. (See Note 25).

### 3.3.9  Insurance Coverage

CSN has all the insurance policies recommended for an adequate protection of its activities. The industrial operations, assets and equipment of Presidente Vargas steelworks, Casa de Pedra and Arcos mining and Sepetiba Port coal terminal are insured in three individual insurance policies: one to Presidente Vargas steelworks,

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Accounting Practices
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one to the mining operations and one to the assets of CSN Paraná, FEM, Inal and other non-industrial sites (see Note 26).

The responsibilities over actions and administrative acts of all executive officers, directors and general managers and managers are protected by insurance policy of type Director's & Officer's Liability.

In order to protect against judicial proceedings stemming from third parties caused by its activities, CSN contracted civil liability insurance. For the port operations, the port operator's civil liability coverage was contracted.

Transportation insurance policies for imports, exports and in the Brazilian territory were contracted  for the domestic and international transportation of finished goods, bulk coal, ore, equipment and spare parts.

All the insurance policies are ratified with IRB – Brasil Resseguros and are administered by staff, jointly with insurance companies' technicians.

### 3.3.10  Credit Risk

The exposure to the credit risk with financial instruments is administered by means of counterparties restriction in derivative instruments to large-sized financial institutions, with high credit quality. Hence, management believes that the risk of the counterparties not complying with their obligations is insignificant. CSN does neither maintain nor issues financial instruments for trade purposes. The selectivity of its clients, as well as the diversification of its accounts receivable portfolio and the follow-up of sales loan terms by business segment are the procedures adopted by the company to minimize potential problems of its trade partners (see Note 14).

## 4  INTANGIBLE ASSETS

### 4.1  Competitive Advantages

CSN is the sole Brazilian steel company really integrated and self-sufficient in almost all the steel industry basic inputs. Its main competitive advantages are: (1) self-sufficiency in iron ore and fluxes (limestone and dolomite), in view of Casa de Pedra and Bocaina owned mines, in the State of Minas Gerais; (2) integrated logistics (railroads and ports for transportation of raw materials and end products); and (3) self-sufficiency in electric energy (thermoelectric co-generation central at the steelworks and stakes in Igarapava and Itá hydroelectric plants).

This set of special conditions results in one of the lowest production costs in the world. In addition, the mix of high-added value, with products concerned with

(Convenience translation into English from the original previously issued in Portuguese)

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| **STANDARD FINANCIAL STATEMENTS - DFP** | December 31, 2004    Accounting Practices |
| **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | Adopted in Brazil |

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clients' needs, allows margins to remain steady, regardless of the cycle in which the steel market is situated.

## 4.2 People

CSN relies on a committed staff willing to face challenges and prepared to present inventive solutions, contributing to the growth and development of the company. Its staff policy also seeks the balance between the experience and the need for continuous renovation, in such manner to build a healthy interaction between experienced professionals and young talents. Employees find a challenging environment and are stimulated to produce and contribute with a high performance, which generates a value creation cycle in the company.

## 5 CONSOLIDATED FINANCIAL PERFORMANCE

### 5.1 EBITDA and net income

For the third consecutive year, CSN's EBTIDA reached a record mark and amounted to R$ 4.8 billion[5] in 2004 (R$ 4.3 billion in the parent company), higher than 2003 at R$ 1.8 billion. The margin over net revenues of 49% (53% in the parent company) increased 6 percentage points.



The operating performance resulted in a record net income of R$ 2.0 billion (R$ 2.1 billion in the parent company), 92% higher than that verified in 2003.

Higher average prices practiced, allied with volume sold of 4.7 million tons enabled net revenues higher than 2003 at R$ 2.8 billion. Therefore, EBITDA margin increased, despite all the pressure over production costs the company had to deal with, as a result of significant increase in the international prices of main raw materials, and despite unfavorable foreign exchange for exports.

Over the past years, CSN has been maintaining a strategy of protecting consolidated indebtedness against fluctuations at the exchange parity, as a manner

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[5] FOR COMPARATIVE PURPOSES, IT IS WORTH POINTING OUT THAT DURING 2003 AND 2004 THE CONSOLIDATED FIGURES SUFFERED ADDITIONS ARISING FROM NEW INVESTMENTS (CSN LLC AND LUSOSIDER, BY MID 2003), INCREASED STAKE IN SUBSIDIARIES (CFN, TECON AND GALVASUD, BETWEEN DECEMBER 2003 AND MID 2004) AND ALSO IN VIEW OF PROPORTIONAL CONSOLIDATION OF MRS AND ITASA, IN 2004.

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Accounting Practices
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to stabilize the cost of carrying the debt and as a result, link the behavior of its net income to the operating performance. In 2004, it managed to overcome the target of maintaining the average cost of debt nearly 100% of CDI (Interbank Deposit Certificate)-CETIP (Clearing House for the Custody and Financial Settlement of Securities) in view of an efficient financial management. The debt average cost stood at a level equivalent to 84% of CDI. In December 2004, the consolidated net debt of R$ 4.7 billion corresponded to 0.98 times the EBITDA, in line with the company's expectations.

## 5.2  Operating Income

### 5.2.1  Sales

In 2004, consolidated sales amounted to 4.7 million tons, of which 4.6 million tons of rolled and 0.1 million tons of semi-finished products (slabs). The contribution of coated products, of higher added-value was 49%. Sales total volume stood at 0.3 million below that recorded in 2003, in view of the re-composition of finished products inventory.

In 2004, sales at the domestic market reached 3.3 million tons, 0.3 million more than the total of 2003. Hence, from one year to another, sales contribution in this market increased from 61% to 69% of total volume. This reflects the strategic decision to prioritize the domestic market.

The consolidated volume exported of 1.5 million tons in 2004, on its turn, was lower than the previous year by 0.5 million; hence, the foreign share market dropped to 31%. Products were mainly destined to the North America (on average, 40% of the exported volume) and Europe (approximately 35%). Compared to 2003, the company significantly increased its share in these markets, as effect of investments on units in Portugal (Lusosider) and in the United States (CSN LLC).

The commercial performance, boosted by a cycle of high steel international prices was again the main contributor for the increase in CSN cash generation: improved average prices allowed to obtain net revenues of R$ 9.8 billion in 2004, amount higher by 40% compared to the previous year. CSN believes the favorable scenario experienced by the worldwide steel industry to continue in 2005, which will result in an average price, for the year, higher than observed in 2004 and, as a result, in an increased consolidated sales revenue.

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### 5.2.2  Costs

Cost of goods sold, which totaled R$ 5.0 billion was R$ 1.2 billion higher than that recorded in 2003. The acceleration of domestic consumption in China, the largest exporter of raw materials, such as coal and coke, caused an imbalance in international prices of these commodities; as a result, CSN suffered strong pressure over its production costs. The company's self-sufficiency in iron ore, however, ensured it a lower cost in relation to its competitors, in general. A consolidated average margin of 49% of EBITDA over net revenues, conquered in 2004, still stands amongst the largest of the industry in the world.

### 5.3  Financial Result

Net financial result[6] in 2004 was an expense of R$ 0.8 billion, R$ 0.1 billion lower than 2003. Not considering the extraordinary items or not referring to indebtedness, expenses stand at R$ 0.7 billion, corresponding to a net cost of 13.5% p.a. in Reais, equivalent to 84% of CDI. This result reflects the company's foreign exchange hedge strategy, which seeks to peg to CDI the financial charges originally denominated in foreign currency.
Referring to the losses arising from Real depreciation in 2001, as defined in CVM Deliberations 404 and 409/01, CSN settled in 2004 the remaining balance of R$ 113 million, amount lower by R$ 20 million than that amortized in 2003.

### 5.4  Net indebtedness

The net indebtedness of R$ 4.7 billion at the end of 2004 stood at R$ 0.2 billion below 2003 position, despite an addition of R$ 0.4 billion arising from the consolidation of CSN's stake in MRS and Itasa, in 2004. This amount corresponds to 0.98 times the annual consolidated EBITDA, compared to 1.6 times the EBITDA at the end of 2003.

The gross indebtedness profile improved in 2004: the short-term debt was reduced for the second consecutive year from 27% to 21%. In addition, the long-term debt maturity was extended from 5.5 years to 8.2 years, as a result of fund raising in the period. These factors combined with hedge instruments against foreign exchange fluctuations contracted by the company in view of 79% of the consolidated gross debt is denominated in foreign currency, position CSN more comfortably in relation to its financial leverage, vis-à-vis future capital needs for the fulfillment of its strategic goals.

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[6] THE FINANCIAL RESULT INCLUDES FINANCIAL INCOME AND EXPENSES, BESIDES MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET, AND EXCLUDES THE AMORTIZATION OF EXCHANGE DEFERRAL.

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## 5.5 Equity interests

The consolidated result of equity interests was an expense of R$ 46 million, compared to revenues of R$ 1 million in 2003. This change is explained by higher amortization of goodwill over investments in CSN LLC (from mid 2003) and in GalvaSud (increased stake by mid 2004), besides the consolidation of MRS and Itasa in 2004.

## 5.6 Income Tax/Social Contribution on income

The income tax and social contribution on income expenses in 2004 was R$ 823 million, compared to an expense of R$ 47 million in 2003. This increase mainly reflects an improved taxable income – in addition, a positive impact in the previous year of R$ 369 million of tax credits arising from judicial decision, favorable to the company, with respect to the effects of understated inflation of the Consumer Price Index ("IPC") of January 1989 ("Plano Verão").

## 5.7 Investments

Consolidated investments totaled R$ 891 million in 2004, pointing out: (1) projects connected to the maintenance of operating and technological excellence of industrial units; (2) the conclusion of investments in CSN Paraná; and (3) increase to 100% of stake in GalvaSud's capital. This total does not include the effects stemming from the book consolidation of CSN's stake in Itasa and MRS Logística.

## 5.8 Shareholders' remuneration

The policy for distribution of dividends adopted over the past years concerned with return to shareholders has been correct in light of growing free cash flows generated by the Company's operations. The distribution proposal for the fiscal year ended on December 31, 2004 is R$ 2,268 million, of which R$ 239 million as interest on own capital, in addition to R$ 35 million in dividends deliberated and paid in June 2004. (see Note 18).

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## 5.9 Consolidated financial indicators

|  | Unit | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|---|
| Gross Revenues | R$ MM | 4,264 | 4,832 | 6,108 | 8,292 | 12,251 |
| Net revenues | R$ MM | 3,472 | 3,982 | 5,165 | 6,977 | 9,800 |
| EBITDA | R$ MM | 1,330 | 1,699 | 2,276 | 3,002 | 4,789 |
| EBITDA Margin | % | 38 | 43 | 44 | 43 | 49 |
| Gross Income | R$ MM | 1,375 | 1,702 | 2,417 | 3,140 | 4,802 |
| Gross margin | % | 40 | 43 | 47 | 45 | 49 |
| Net income (loss) | R$ MM | 1,777 | 300 | (195) | 1,031 | 1,982 |
| Net margin | % | 51 | 8 | (4) | 15 | 20 |
| Earnings (loss) per share[7] | R$ | 25 | 4 | (3) | 14 | 7 |
| Return on shareholders' equity | % | 31 | 6 | (4) | 14 | 30 |
| Net debt by EBITDA |  | 2.9 | 2.9 | 2.1 | 1.6 | 1.0 |
| Net debt over shareholders' equity | % | 66.5 | 95.9 | 99.5 | 66.2 | 70.7 |

## 6 CAPITAL MARKETS

Companhia Siderúrgica Nacional's shares are listed on Bovespa [São Paulo Stock Exchange] (CSNA3) and on NYSE (SID). Share basis is composed only of common shares, in the total amount of 286,917,045. Current configuration was adopted after the reverse split of 250 shares into one, effective on May 31, 2004. Out of the total, 10,023,599 shares are held in treasury. Each share entitles to one vote and the total capital stock subscribed is R$ 1,680,947,363.71.

CSN's shares appreciated 643% between December 2001 and December 2004. This percentage, higher by 550 p.p. to the Bovespa index variation during same period, shows the steel industry profitability in relation to other sectors and the acknowledgment by the market of the company's growing results. During 2004, CSN's shares on Bovespa appreciated 39%, while ADRs traded on Nyse increased 43%.

CSN is one of the ten steel companies of higher market value in the world, since its competitive advantages - self-sufficiency in raw materials and logistic integration in relation to other steel companies - are taken into account in the price composition. The company believes that added value due to expansion of Casa de Pedra also will be included in this accounting, which has not occurred, yet. CSN ended 2004 with a market value of US$ 5.5 billion.

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[7] In April 2004, a splitting of shares representing the capital stock occurred, operation by which each share started to be represented by 4 shares, followed by a reverse split of these shares in the proportion of 1,000 shares for 1 share (see Note 17). Until 2003, the amounts are shown by lot of 1,000 shares.

(Convenience translation into English from the original previously issued in Portuguese)

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On Bovespa, the daily average volume for the trading of CSN's shares in 2004 stood nearly at 839 thousand securities, and 185 thousand trades were closed during the whole year. As a result, CSN's shares increased from 2.2% to 3.7% its weight on Ibovespa index. The ADRs trading remained stable and the foreign share in the company's total capital at the end of 2004, including Bovespa and Nyse, reached 30%.

**Dividends distributed over the past years**

| Dividend | Year | Date of approval for distribution | Total amount distributed (R$ thousand) | Amount per lot of thousand shares (R$) | Start date of the payment |
|---|---|---|---|---|---|
| Dividend | 2004 | 6/14/2004 | 35,000 | 1.228 | 6/15/2004 |
| Interest on Own Capital | 2003 | 4/29/2004 | 245,521 | 3.422885 | 6/11/2004 |
| Dividend | 2003 | 4/29/2004 | 471,779 | 6.577218 | 6/11/2004 |
| Interest on Own Capital | 2002 | 4/29/2003 | 293,482 | 4.091524 | 6/11/2003 |
| Dividend | 2002 | 4/29/2003 | 506,138 | 7.056229 | 6/11/2003 |
| Interest on Own Capital | 2001 | 4/30/2002 | 90,000 | 1.254718 | 6/10/2002 |
| Interest on Own Capital | 2001 | 4/12/2002 | 50,000 | 0.697065 | 6/10/2002 |
| Dividend | 2001 | 6/8/2001 | 706,065 | 9.84347 | 6/15/2001 |
| Interest on Own Capital | 2001 | 6/8/2001 | 130,000 | 1.81237 | 6/15/2001 |
| Interest on Own Capital | 2000 | 3/9/2001 | 589,166 | 8.213746 | 3/15/2001 |

# 7 CORPORATE GOVERNANCE

## 7.1 Investor Relations

The company received on May 20, 2004, the award "*Destaques Companhias Abertas" (Publicly-held companies distinction)*, awarded by Agência Estado–Economática. CSN was the most distinguished steel company in the award, what confirms its commitment to the creation of value to the shareholders.

In March 2004, the company held a meeting with investors at Casa de Pedra mine where it presented its strategy for the mining industry. In addition, two international roadshows were performed (in Europe and in the USA) and one in Brazil (in Rio de Janeiro), aiming at bringing the company's strategy to the investors.

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## 7.2 Sarbanes-Oxley Act

The company set forth an internal regulation to perform in compliance with the rules contained in the Articles 302 and 906 of Sarbanes-Oxley Act.

In order to regulate information pursuant to this law, a disclosure committee was established, composed of Chairman and Executive Boards of Investments and Investor Relations, Internal Audit, Financial, Controller and Legal, with assistance from external counsels.

## 7.3 US GAAP Financial Statements

US GAAP financial statements are prepared pursuant to the US accounting practices and are based on the Securities Exchange Act of 1934, which observes the Securities and Exchange Commission's guidelines.

## 7.4 Disclosure of Material Acts and Facts

The company defined in internal regulation the guidelines for the disclosure of the company's information on a transparent, uniform basis and within terms, with a view to maintaining investor informed for his investment decision-making process, as established in Instruction 358 issued by CVM, as of 01/03/2002.

## 7.5 Code of Ethics

The company has a Code of Ethics comprising the guidelines to be observed by all the employees in their professional and social actions. CSN's objective is to ensure ethical standards appropriate for the performance of its activities and the success of its mission. The code, prepared in a participative manner, also reflects the cultural identity and commitments assumed in the markets and communities where CSN operates. The ethical values are based on mutual respect, in benefit of a good corporate and social relationship, and substantiate the image of a solid and reliable organization. The policy for disclosure and trading of securities of the company is explained in the wording of the Code.

## 7.6 Management

Companhia Siderúrgica Nacional has as major shareholder, Vicunha Siderurgia, which holds 48.16% of the outstanding shares. Management is composed of statutory bodies: the Shareholders' General Meeting, the Board of Directors and the Board of Executive Officers. The sovereign body is the Shareholders' General Meeting, which holds meeting on an ordinary and extraordinary basis, as provided for by the law. The Meeting approves the Company's Bylaws and elects the Board

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of Directors members, whose role is to analyze and approve policies and strategies and supervise the acts of the Board of Executive Officers. It is also responsible for electing the Board of Executive Officers and the statutory committees. The Board of Executive Officers is composed of five members and comprises the Chief Executive Officer and four Executive Officers.

## 7.7 Board of Directors

The Board of Directors is composed of nine members, of which six are independent. The meetings are held every 30 days.

## 8 INDEPENDENT AUDITORS

In 2004, the independent auditors rendering services to CSN and its subsidiaries – Deloitte Touche Tomatsu Auditores Independentes – were contracted for services additional to the exam of the financial statements.

It is the understanding both of the company and its external auditors that these services basically represented by consultations on fiscal and corporate issues, do not affect the auditors' independency. The additional services, contracted at the approximate amount of R$ 450 thousand, correspond to 15% of the external audit total fees.

The company's procedure is to previously involve its Legal Executive Board in the evaluation of the purpose of certain services to be rendered by the external auditors in addition to the exam of the financial statements, to conclude, in light of the prevailing laws, whether these services, by their nature, do not represent conflict of interests or affect the independency and the objectivity of the independent auditors.

## 9 SOCIAL RESPONSIBILITY

CSN incorporates into its strategy the mission of being a socially responsible company, with an organizational culture conducted by ethic values and transparency in the relationship with employees, suppliers, clients, community, government and society.

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## 9.1 RELATIONSHIP WITH THE COMMUNITY

### 9.1.1 CSN Foundation

The company's social action is developed by CSN Foundation, which privileges integrated, pro-active actions and performed in partnership with the communities of regions where the company maintains its operations.

Community development projects, such as "Garoto Cidadão", mainly aim at regaining and developing the self-esteem of children and adolescents by means of music and arts. The schools "Escola Técnica Pandiá Calógeras", located in the city of Volta Redonda, and the "Centro de Educação Tecnológica General Edmundo Macedo Soares e Silva", located in the city of Congonhas, State of Minas Gerais, offer quality professional technical education programs. CSN Foundation also supports initiatives of groups conducting projects aiming creation of income; for this purpose, the institution enters into partnerships with various entities.

## 9.2 RELATIONSHIP WITH EMPLOYEES

### 9.2.1 Benefits

Amongst benefits offered by CSN to its employees, we point out: assistance to maternity and childhood, day-care assistance, life insurance, dental assistance, health assistance, funeral assistance, agreement with CSN Foundation's Pharmacy and financial support.

In 2004, CSN invested in health programs concerned with prevention. The company directed its efforts in the improvement of life quality at work, giving continuation to the program *"De bem com a vida"*. Under this scope we have the drug-addict program and preventive campaigns against tobacco, cancer, stress, AIDS and others.

CSN offers to its employees a supplementary pension plan, administered by CBS Previdência (former Caixa Beneficente dos Empregados da CSN). The participation in the plan is opened to all employees intending to take part therein.

### 9.2.2 Capacity and Development

In 2004, the company proceeded with the evaluation program of competencies and performance, which took into account all CSN's executives and its subsidiaries. The program was also extended to 1,340 graduated professionals. The results will be used in the design of management development actions in 2005, with the strengthening of organizational competencies defined by the company.

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**10.01 - MANAGEMENT REPORT**

Other initiatives were the Apprentice program (technical qualification for youngsters between 14 and 16 years of age, in partnership with SENAI [National Service for Industrial Training); the Educar project (education for employees at primary and secondary school, besides technical courses); traineeship program (comprised of 241 students, out of which 93 making progress); Trainee program (concerned with professionals graduated in engineering); and the Efficient Performance Program (utilization of people with special needs).

## 9.3  ENVIRONMENT

All the manufacturing units and mines of the company are certified according to ISO-14001 – and CSN is proud of practicing requirements even higher than the strictest environmental laws in force.

CSN reached a new level of environmental performance from the conclusion in 2003, of the Statement of Conduct Adjustment of Presidente Vargas steelworks (signed in January 2000), where 130 studies, projects and operational systems for pollution control of air, water and soil were concluded, in an amount invested exceeding R$ 250 million.

The funds invested in environmental management in 2004 were mainly directed to: (1) the development of studies necessary for environmental licenses; (2) studies, measurements and repair works of environmental liabilities arising from operations, especially those pertaining to the pre-privatization period (both in Volta Redonda and Criciúma, Siderópolis, Treviso and Capivari de Baixo, coal mining shut down areas in Santa Catarina); and (3) continuation of works and actions provided for in Tecar's Environmental Commitment Statement.

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2004

External Disclosure

Accounting Practices Adopted in Brazil

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

## 11.01 - NOTES TO THE FINANCIAL STATEMENTS

**Companhia Siderúrgica Nacional**
**Statements of Changes in Financial Position**
**For the years ended December 31, 2004 and 2003**
**(In thousands of reais, except when indicated)**

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **SOURCES OF PROCEEDS** | | | | |
| **Funds provided by operations** | | | | |
| Net income for the year | 2,144,997 | 1,058,838 | 1,981,788 | 1,031,013 |
| Expenses (income) not affecting net working capital | | | | |
| Monetary and foreign exchange variation and long term accrued charges (net | (411,321) | (974,307) | (325,657) | (458,600) |
| Equity pick-up and amortization of goodwill and negative goodwill | (424,190) | (5,473) | 46,005 | (936) |
| Write-offs from permanent assets | 15,374 | 15,941 | 17,841 | 17,288 |
| Depreciation/depletion/amortization | 716,451 | 635,134 | 838,075 | 689,197 |
| Amortization of special foreign exchange variation | 103,180 | 130,339 | 112,616 | 133,008 |
| Deferred income tax and social contribution | 52,804 | (104,703) | 49,018 | (42,062) |
| Provision for contingent liabilities PIS/COFINS/CPMF | 132,972 | 112,871 | 132,972 | 112,871 |
| Employees' Pension Fund Provision | 63,853 | 70,720 | 63,589 | 70,983 |
| Deferred Income Variations | | | 22,986 | 6,496 |
| Others | 195,155 | 49,784 | 217,698 | 120,069 |
| | **2,589,275** | **989,144** | **3,156,931** | **1,679,327** |
| **Funds Provided by Others** | | | | |
| Resources from loans and financings | 2,730,685 | 2,672,288 | 2,918,565 | 3,583,168 |
| Issue of debentures | | 900,000 | | 900,000 |
| Dividends and interest on own capital of subsidiaries | 28,727 | 124,875 | | |
| Decrease in other long-term assets | 1,495,898 | 90,495 | 327,092 | 620,907 |
| Increase in other long-term liabilities | 578,293 | 253,998 | 618,506 | 234,482 |
| Others | 47,471 | 9,641 | 395,123 | 29,064 |
| | **4,881,074** | **4,051,297** | **4,259,286** | **5,367,621** |
| **TOTAL SOURCES OF FUNDS** | **7,470,349** | **5,040,441** | **7,416,217** | **7,046,948** |
| **USES OF FUNDS** | | | | |
| **Funds used in permanent assets** | | | | |
| Investments | 1,905,718 | 121,986 | 139,821 | 112,227 |
| Property, plant and equipment | 378,788 | 766,459 | 1,374,996 | 733,749 |
| Deferred assets | 44,561 | 94,348 | 154,029 | 97,346 |
| | **2,329,067** | **982,793** | **1,668,846** | **943,322** |
| **Others** | | | | |
| Interest on own equity/dividends | 2,303,045 | 1,223,438 | 2,303,045 | 1,223,438 |
| Treasury shares | 440,343 | | 440,343 | |
| Transfer of loans and financing to short-term | 2,003,709 | 1,033,273 | 2,205,871 | 1,077,317 |
| Increases in long-term assets | 197,733 | 1,399,435 | 525,360 | 757,758 |
| Decreases in long-term liabilities | 943,774 | 259,504 | 60,762 | 310,686 |
| | **5,888,604** | **3,915,650** | **5,535,381** | **3,369,199** |
| **TOTAL USES OF FUNDS** | **8,217,671** | **4,898,443** | **7,204,227** | **4,312,521** |
| **INCREASE (DECREASE) IN NET WORKING CAPITAL** | **(747,322)** | **141,998** | **211,990** | **2,734,427** |
| **CHANGES IN NET WORKING CAPITAL** | | | | |
| **Current Assets** | | | | |
| At end of the year | 6,440,179 | 5,507,669 | 8,608,514 | 6,775,380 |
| At beginning of the year | 5,507,669 | 4,257,340 | 6,775,380 | 4,030,619 |
| | **932,510** | **1,250,329** | **1,833,134** | **2,744,761** |
| **Current Liabilities** | | | | |
| At end of the year | 6,231,577 | 4,551,745 | 6,163,662 | 4,542,518 |
| At beginning of the year | 4,551,745 | 3,443,414 | 4,542,518 | 4,532,184 |
| | **1,679,832** | **1,108,331** | **1,621,144** | **10,334** |
| **INCREASE (DECREASE) IN NET WORKING CAPITAL** | **(747,322)** | **141,998** | **211,990** | **2,734,427** |

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure

December 31, 2004

Accounting Practices Adopted in Brazil

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

## 11.01 - NOTES TO THE FINANCIAL STATEMENTS

**Companhia Siderúrgica Nacional**
**Statements of Cash Flow**
**For the years ended December 31, 2004 and 2003**
**(In thousands of reais, except when indicated)**

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Cash flow from operating activities** | | | | |
| **Net income for the year** | **2,144,997** | **1,058,838** | **1,981,788** | **1,031,013** |
| **Adjustments to reconcile the net income for the year with the funds from operating activities** | | | | |
| - Amortization of deferred exchange variation | 103,180 | 130,339 | 112,616 | 133,008 |
| - Monetary and exchange variation, net | (580,459) | (1,274,403) | (506,548) | (877,638) |
| - Provision for charges on loans and financings | 894,531 | 672,443 | 943,209 | 525,440 |
| - Depreciation/ depletion/ amortization | 716,451 | 635,134 | 838,075 | 689,197 |
| _Permanent assets write-off | 15,374 | 15,941 | 17,841 | 17,288 |
| - Equity pick-up and amortization of good will and negative goodwill | (424,190) | (5,473) | 46,005 | (936) |
| - Deferred income tax and social contribution | 46,295 | (129,951) | (48,593) | (127,054) |
| - Provision Swap / Forward | (721,528) | 1,025,805 | (729,507) | 852,813 |
| - Provision marked to market | | (219,265) | | (219,265) |
| _Provision for Actuarial liability | 63,853 | 70,720 | 63,589 | 70,983 |
| - Other provisions | 229,799 | 328,234 | 215,762 | 391,051 |
| | **2,488,303** | **2,308,362** | **2,934,237** | **2,485,900** |
| **Increase (decrease) in assets** | | | | |
| - Accounts receivable - trade | 56,111 | (177,981) | 8,885 | 56,376 |
| - Inventories | (917,720) | (158,060) | (1,382,060) | (318,132) |
| - Judicial Deposits | (79,343) | (53,957) | (86,837) | (64,483) |
| - Credits with subsidiaries | 1,344,253 | (1,085,230) | 1,404 | 33,784 |
| _ Recoverable taxes | (341,074) | (137,867) | (490,257) | (137,752) |
| - Others | 149,362 | 43,810 | 276,789 | (214,768) |
| | **211,589** | **(1,569,285)** | **(1,672,076)** | **(644,975)** |
| **Increase (decrease) in liabilities** | | | | |
| - Suppliers | 153,308 | (106,961) | 272,987 | (62,509) |
| - Salaries and payroll charges | 6,190 | 23,910 | 17,971 | 28,696 |
| - Taxes | 1,119,348 | 430,452 | 1,142,023 | 434,273 |
| - Accounts payable - subsidiary companies | (76,582) | 4,924 | | |
| - Option Hedge premium | | 186,187 | | 189,113 |
| - Others | (12,997) | (246,953) | 135,672 | (293,285) |
| | **1,189,267** | **291,559** | **1,568,653** | **296,288** |
| **Net funds from operating activities** | **3,889,159** | **1,030,636** | **2,830,814** | **2,137,213** |
| **Cash flow from investing activities** | | | | |
| - Investments | (1,905,718) | (121,986) | (139,821) | (112,227) |
| - Property, plant and equipment | (378,788) | (773,427) | (1,374,996) | (734,174) |
| - Deferred assets | (44,561) | (94,348) | (154,029) | (97,346) |
| **Net funds used on investing activities** | **(2,329,067)** | **(989,761)** | **(1,668,846)** | **(943,747)** |
| **Cash Flow from financing activities** | | | | |
| **Funding** | | | | |
| - Loans and Financings | 2,630,367 | 3,942,487 | 3,721,870 | 4,884,109 |
| - Debentures | | 900,000 | 208,969 | 900,000 |
| | **2,630,367** | **4,842,487** | **3,930,839** | **5,784,109** |
| **Payments** | | | | |
| - Financial Institutions | | | | |
| - Principal | (2,280,938) | (2,089,202) | (3,208,738) | (3,183,998) |
| - Charges | (952,936) | (651,591) | (1,016,329) | (529,541) |
| - Interest on own equity/dividends | (752,136) | (799,676) | (752,136) | (799,676) |
| _Treasury stocks | (440,343) | | (440,343) | |
| | **(4,426,353)** | **(3,540,469)** | **(5,417,546)** | **(4,513,215)** |
| **Net funds from (to) financing activities** | **(1,795,986)** | **1,302,018** | **(1,486,707)** | **1,270,894** |
| **Increase in cash and securities** | **(235,894)** | **1,342,893** | **(324,739)** | **2,464,360** |
| Cash and marketable securities beginning of year | 2,193,171 | 850,278 | 3,650,707 | 1,186,347 |
| **Cash and marketable securities (except derivatives) end of year** | **1,957,277** | **2,193,171** | **3,325,968** | **3,650,707** |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004        Accounting Practices
Adopted in Brazil

---

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|-----------|--------------------------------|---------------------|

**11.01 -  NOTES TO THE FINANCIAL STATEMENTS**

## 1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complexes being the Presidente Vargas steelworks in the City of Volta Redonda, State of Rio de Janeiro, and the processing unit in the City of Araucaria, State of Paraná.

CSN is engaged in the mining of iron ore, limestone and dolomite in the State of Minas Gerais, to cater for the needs of the Presidente Vargas steelworks. To improve its activities, the Company also maintains strategic investments in railroad, electricity and ports.

For the purpose of establishing a closer approach to its clients and winning additional markets on a global level, the Company has a steel distributor with service and distribution centers extending from the Northeast to the South of Brazil, a two-piece steel can plant geared to the Northeast beverage industry, and also, a rolling mill in the United States and a 50% stake in another rolling mill in Portugal.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by CVM - the Brazilian Securities and Exchange Commission and IBRACON - Brazilian Institute of Auditors.

### (a) Income statement

The results of operations are determined on an annual accrual basis. The Company decided to defer the net foreign exchange variation incurred during fiscal year 2001, as detailed in Note 11.

### (b) Marketable securities

The investment funds have daily liquidity and have their assets valued at market as per instructions of the Central Bank of Brazil, since the Company considers these investments as securities retained for trading.

Fixed income securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value and investments overseas have a daily remuneration.

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2004

External Disclosure

Accounting Practices Adopted in Brazil

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

## (c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

## (d) Inventories

Inventories are stated at the lower of the average production/purchase cost and net realization value or replacement cost, except in the case of imports in process, which are stated at their identified cost.

## (e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, income earned to the balance sheet date or, in the case of prepaid expenses, at cost.

## (f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, plus any goodwill or deducted from amortizable negative goodwill, if applicable.

The other permanent investments are recorded at acquisition cost.

## (g) Property, plant and equipment

The property, plant and equipment of the Parent Company is presented at market or replacement values, based on appraisal reports (see Note 10) conducted by independent expert appraisers firms, as permitted by Deliberation 288 issued by the Brazilian Securities and Exchange Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates, shown in the same note, based on the remaining economic useful lives of the assets after revaluation. Iron mines – Casa de Pedra depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

## (h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

December 31, 2004

External Disclosure

Accounting Practices
Adopted in Brazil

---

| 00403 – 0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
|---|---|---|

**11.01 -  NOTES TO THE FINANCIAL STATEMENTS**

Company in the next few years, being the amortization applied on a straight-line basis will follow the period foreseen for the economic return on the above projects.

### (i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variations incurred through the balance sheet date.

### (j) Employees' Benefit

In accordance with Deliberation 371, issued by the Brazilian Securities and Exchange Commission ("CVM"), on December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the above-mentioned reported deliberation and based on independent actuarial studies (see Note 25 item iv).

### (k) Income Tax and Social Contribution on Net Income

Income tax and social contribution on net income are calculated based on their effective tax rates and consider the tax loss carryforward and negative basis of social contribution limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences.

### (l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the operations' net results, which are booked monthly as for the contractual conditions.

Swap options are adjusted monthly at market value whenever the position shows a loss. These losses are recognized as the Company's liability in return of the financial result. The forward agreements have their positions adjusted at market on a daily basis by BMF (Futures and Commodities Exchange) with the recognition of gain and losses directly in the result.

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**11.01 -  NOTES TO THE FINANCIAL STATEMENTS**

## (m) Treasury Stocks

As established by CVM Instruction 10/80, treasury stocks were recorded at the acquisition cost.

## (n) Estimates

The preparation of the financial statements pursuant to the accounting practices adopted in Brazil, requires the Company's Management to set forth estimates and assumptions related to the assets and liabilities reported, the disclosure of contingent assets and liabilities on the balance sheet date and the amount of income and expenses during the year. The end results may differ from these estimates.

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2004

External Disclosure

Accounting Practices Adopted in Brazil

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

# 3. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the years ended December 31, 2004 and 2003 include the following direct and indirect subsidiaries and joint subsidiaries:

| Companies | Currency of Origin | Stake in the capital stock (%) 2004 | 2003 | Main Activities |
|---|---|---|---|---|
| **Direct Stake: Fully Consolidated** | | | | |
| CSN Energy | US$ | 100.00 | 100.00 | Equity interests |
| CSN Export | US$ | 100.00 | 100.00 | Financial Operation and Product Trading |
| CSN Islands | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Islands II | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Islands III | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Islands IV | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Islands V | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Islands VII | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Islands VIII | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Islands IX | US$ | 100.00 | | Financial Operations |
| CSN Overseas | US$ | 100.00 | 100.00 | Financial Operations |
| CSN Panama | US$ | 100.00 | 100.00 | Equity interests |
| CSN Steel | US$ | 100.00 | 100.00 | Equity interests |
| CSN I | R$ | 100.00 | 99.67 | Equity interests |
| Cia. Metalic Nordeste | R$ | 99.99 | 99.99 | Package Production |
| Indústria Nacional de Aços Laminados - INAL | R$ | 99.99 | 99.99 | Steel Products Service Center |
| FEM - Projetos, Construções e Montagens | R$ | 99.99 | 99.99 | Assembly and Maintenance |
| Cia. Siderúrgica do Ceará – CSC | R$ | 99.99 | 99.99 | Steel industry |
| CSN Energia | R$ | 99.90 | 99.90 | Trading of electricity |
| CSN Participações Energéticas | R$ | 99.70 | 99.70 | Equity interest |
| Sepetiba Tecon | R$ | 20.00 | 20.00 | Maritime Port Services |
| GalvaSud | R$ | 15.29 | 51.00 | Steel industry |
| **Direct Stake: Proportionally Consolidated** | | | | |
| Companhia Ferroviária do Nordeste (CFN) | R$ | 49.99 | 48.60 | Railroad transportation |
| Itá Energia | R$ | 48.75 | | Electricity generation |
| MRS-Logística | R$ | 32.22 | | Railroad transportation |
| **Indirect Stake: Fully Consolidated** | | | | |
| CSN Aceros | US$ | 100.00 | 100.00 | Equity interests |
| CSN Cayman | US$ | 100.00 | 100.00 | Financial Operation and Product Trading |
| CSN Iron | US$ | 100.00 | 100.00 | Financial Operations |
| CSN LLC | US$ | 100.00 | 100.00 | Steel industry |
| CSN LLC Holding | US$ | 100.00 | 100.00 | Equity interests |
| CSN LLC Partner | US$ | 100.00 | 100.00 | Equity interests |
| Energy I | US$ | 100.00 | 100.00 | Equity interests |
| Management Services | US$ | 100.00 | 100.00 | Services |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

| | | | | |
|---|---|---|---|---|
| Tangua Inc. | US$ | 100.00 | 100.00 | Equity interests |
| GalvaSud | R$ | 84.71 | | Steel industry |
| Sepetiba Tecon | R$ | 80.00 | 80.00 | Maritime Port Services |

**Indirect Stake: Proportionally Consolidated**

| | | | | |
|---|---|---|---|---|
| Lusosider | EUR | 50.00 | 50.00 | Steel industry |

The Financial Statements prepared in US dollars and in Euros were translated at the exchange rate in effect on December 31, 2004 – R$/US$2.6544 (R$/US$2.8892 in 2003) and EUR/US$1.36358 (EUR/US$1.26353 in 2003).

The gains/losses originated by this translation were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated. These Financial Statements were prepared applying the same accounting principles as those applied by the Parent Company.

All consolidated intercompany balances and transactions have been eliminated in the preparation of the consolidated Financial Statements.

The reference date for the subsidiaries and jointly-owned subsidiaries financial statements coincides with those of the parent company.

The reconciliation between shareholders' equity and net income for the year of the Parent Company and consolidated is as follows:

| | Shareholders' Equity | | Net Income | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Parent company** | 6,844,541 | 7,442,932 | 2,144,997 | 1,058,838 |
| Income elimination in inventories | (189,273) | (23,561) | (165,713) | (10,514) |
| Other adjustments | | 11 | 2,504 | (17,311) |
| **Consolidated** | 6,655,268 | 7,419,382 | 1,981,788 | 1,031,013 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

## 4. RELATED PARTIES TRANSACTIONS

### a) Assets

| Companies | Accounts Receivable | Marketable Securities | Mutual | Debentures | Dividends Receivable | Advance for future capital increase | Advance to Suppliers | Total |
|---|---|---|---|---|---|---|---|---|
| CSN Cayman | 165,526 | | | | | | | 165,526 |
| CSN Export | 945,194 | | | | | | | 945,194 |
| Sepetiba Tecon | 620 | | | 36,000 | | 62,785 | | 99,405 |
| Itá Energética | 1,576 | | | | | | | 1,576 |
| Cia. Metalic Nordeste | 4,883 | | | | | | | 4,883 |
| CFN | 36 | | | | | 51,936 | | 51,972 |
| GalvaSud | 154,527 | | | | | | | 154,527 |
| INAL | 40,369 | | | | | | | 40,369 |
| MRS Logística | 50 | | | | 28,727 | | | 28,777 |
| Exclusive Funds | | 1,903,480 | | | | | | 1,903,480 |
| Others | 661 | | 404 | | | | 2,101 | 3,166 |
| Total in 2004 | 1,313,442 | 1,903,480 | 404 | 36,000 | 28,727 | 116,822 | | 3,398,875 |
| Total in 2003 | 1,330,871 | 2,089,716 | 1,285,434 | 36,000 | 117,219 | 51,530 | 39,818 | 4,950,588 |

### b) Liabilities

| Companies | Loans and financing | | | | | Accounts payable | Suppliers | | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Prepayments | Fixed Rate Notes[2] | Investees' Loans | Intercompany Bonds[2] | Swap | Mutual/ current acounts (1) | Investees' Inventory | Others | |
| CSN Cayman | 23,320 | | 23,896 | | | 145,524 | | | 192,740 |
| CSN Export | 1,107,621 | | | | | 280,228 | | | 1,387,849 |
| CSN Iron | | | | 1,604,347 | | | | | 1,604,347 |
| CSN Islands III | | 202,746 | | | | | | | 202,746 |
| CSN Islands V | | 413,228 | | | | | | | 413,228 |
| CSN Islands VII | | 841,019 | | | | | | | 841,019 |
| CSN Islands VIII | | 1,535,811 | | | | 2,439 | | | 1,538,250 |
| CSN Overseas | 407,822 | | 60,980 | | | 49,285 | | | 518,087 |
| Energy I | | | | | | 113,881 | | | 113,881 |
| CSN Steel | | | | | | 348,257 | | | 348,257 |
| CSN Panama | | | | | | 184,869 | | | 184,869 |
| Banco Fibra | | | | | 14,216 | | | | 14,216 |
| GalvaSud | | | | | | 96 | | 35 | 131 |
| INAL | | | | | | 1,168 | 1,083 | | 2,251 |
| MRS Logística | | | | | | 15,257 | | | 15,257 |
| CSN Energia | | | | | | 20,795 | | | 20,795 |
| Others | | | | | | 1 | | 200,515 | 200,516 |
| Total in 2004 | 1,538,763 | 2,992,804 | 84,876 | 1,604,347 | 14,216 | 1,161,800 | 1,083 | 200,550 | 7,598,439 |
| Total in 2003 | 1,297,617 | 2,254,090 | 100,864 | 1,746,702 | (84,068) | 1,189,980 | 23,227 | 172,652 | 6,701,064 |

These operations were carried out under conditions considered by the Company management as normal market terms and effective legislation for similar operations, being the main ones highlighted below:

(1) CSN Cayman Ltd., CSN Export Co., CSN Overseas and CSN Panama (part) - annual Libor + 3% p.a. – indeterminate maturity
    CSN Panama, (Part) - IGPM + 6% p.a. – indeterminate maturity.

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

(2) Contracts in US$ - CSN Iron - interest of 9.5% p.a. (1st tranche) and 8.25% p.a.(2nd tranche) - maturity 1st, 2nd tranches: 06/01/2007

    CSN Islands III - interest of 9.75% p.a. – Maturity: 04/22/2005

    CSN Islands V - interest of 7.875% p.a. – Maturity: 07/07/2005

    CSN Island VII - interest of 7.3% and 7.75% p.a. – Maturity: 09/12/2008

    CSN Island VIII - interest of 5.65% p.a. – Maturity: 12/16/2013

## c) Result

| Companies | Income | | | | Expenses | | |
|---|---|---|---|---|---|---|---|
| | Products and services | Interest, monetary, foreign exchange variation | Others | Total | Products and services | Interest, monetary, foreign exchange variation | Total |
| CSN Cayman | 198,245 | (13,852) | | 184,393 | | (2,769) | (2,769) |
| CSN Export | 1,868,925 | (110,240) | | 1,758,685 | | (91,374) | (91,374) |
| CSN Iron | | | | | | 20,767 | 20,767 |
| CSN Islands II | | | | | | 5,596 | 5,596 |
| CSN Islands III | | | | | | 3,756 | 3,756 |
| CSN Islands IV | | | | | | 35,700 | 35,700 |
| CSN Islands V | | | | | | (1,452) | (1,452) |
| CSN Islands VII | | | | | | 29,428 | 29,428 |
| CSN Islands VIII | | | | | | (1,754) | (1,754) |
| CSN Overseas | | 16,123 | | 16,123 | | 15,087 | 15,087 |
| CSN Panama | | 19,491 | | 19,491 | | (14,075) | (14,075) |
| Energy I | | | | | | (8,670) | (8,670) |
| CSN Steel | | | | | | (26,515) | (26,515) |
| Sepetiba Tecon | | | | | 30,636 | | 30,636 |
| Itá Energética | | | | | 134,814 | | 134,814 |
| Banco Fibra | | | | | | (28,144) | (28,144) |
| GalvaSud | 338,518 | | | 338,518 | 4,558 | | 4,558 |
| INAL | 683,309 | | | 683,309 | 17,653 | | 17,653 |
| Cia. Metalic Nordeste | 28,308 | | | 28,308 | | | |
| MRS Logística | | | | | 164,290 | | 164,290 |
| Exclusive Funds | | (222,539) | | (222,539) | | | |
| Others | | | 12 | 12 | 139,250 | (1,125) | 138,125 |
| Total in 2004 | 3,117,305 | (311,017) | 12 | 2,806,300 | 491,201 | (65,544) | 425,657 |
| Total in 2003 | 2,538,902 | (212,801) | 72 | 2,326,173 | 477,716 | (399,425) | 78,291 |

Trade transactions with the Company's subsidiaries, such as sale of products and contracting of inputs and services are under usual conditions applicable to the non-related parties.

Others: CIA Siderúrgica do Ceará, Fundação CSN, CBS – Caixa Beneficente dos Empregados da CSN, FEM-Projetos, Construções e Montagens, Lusosider Projectos Siderúrgicos, CSN I and CSN Participações Energéticas and CSN Islands.

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

## 5. MARKETABLE SECURITIES

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Short term** | | | | |
| Financial investment fund | 1,903,480 | 2,089,716 | 2,005,268 | 2,225,245 |
| Investments abroad (time deposit) | 6,386 | 3,048 | 829,675 | 1,134,890 |
| Fixed income investments | | 31,380 | 381,540 | 65,657 |
| | 1,909,866 | 2,124,144 | 3,216,483 | 3,425,792 |
| Derivatives | | | 345,237 | 228,965 |
| | 1,909,866 | 2,124,144 | 3,561,720 | 3,654,757 |
| **Long term** | | | | |
| Fixed income investments and debentures (net of provision for probable losses and withholding income tax) | 125,652 | 154,458 | 90,159 | 169,335 |
| | 125,652 | 154,458 | 90,159 | 169,335 |
| | 2,035,518 | 2,278,602 | 3,651,879 | 3,824,092 |

Company's management invests most of the Company's financial resources in Investment Funds, exclusive with daily liquidity, which are substantially comprised of Brazilian government bonds and fixed income instruments issued in Brazil, with monetary or foreign exchange variation.

## 6. ACCOUNTS RECEIVABLE

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Domestic market** | 752,225 | 695,978 | 914,870 | 935,143 |
| Subsidiary companies | 202,166 | 42,499 | | |
| Other clients | 550,059 | 653,479 | 914,870 | 935,143 |
| | | | | |
| **Foreign market** | 1,011,376 | 1,142,383 | 311,853 | 323,407 |
| Subsidiary companies | 1,111,276 | 1,288,372 | | |
| Other clients | 14,239 | 21,585 | 351,669 | 410,083 |
| Exports Contract Advance (ACE) | (114,139) | (167,574) | (39,816) | (86,676) |
| | | | | |
| **Allowance for doubtful accounts** | (66,807) | (98,270) | (86,587) | (144,439) |
| | 1,696,794 | 1,740,091 | 1,140,136 | 1,114,111 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

## 7. INVENTORIES

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Finished products | 442,507 | 125,740 | 823,015 | 272,354 |
| Products in process | 182,631 | 117,914 | 228,616 | 127,470 |
| Raw materials | 655,376 | 172,558 | 885,480 | 217,272 |
| Spare parts and maintenance supp | 265,522 | 216,985 | 312,081 | 255,961 |
| Imports in progress | 20,199 | 9,083 | 23,019 | 11,879 |
| Provision for losses | (9,852) | (19,880) | (9,948) | (20,774) |
| Others | 3,688 | 20,035 | 13,764 | 27,645 |
| | 1,560,071 | 642,435 | 2,276,027 | 891,807 |

## 8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Current assets** | | | | |
| Income tax | 360,946 | 241,194 | 440,589 | 251,609 |
| Social contribution | 48,426 | 61,737 | 77,090 | 65,486 |
| | 409,372 | 302,931 | 517,679 | 317,095 |
| **Long-term assets** | | | | |
| Income tax | 442,482 | 636,448 | 475,970 | 650,401 |
| Social contribution | 87,486 | 72,456 | 99,572 | 77,493 |
| | 529,968 | 708,904 | 575,542 | 727,894 |
| **Current liabilities** | | | | |
| Income tax | 192,274 | 118,795 | 192,274 | 119,462 |
| Social contribution | 69,219 | 42,766 | 69,219 | 43,006 |
| | 261,493 | 161,561 | 261,493 | 162,468 |
| **Long-term liabilities** | | | | |
| Income tax | 1,688,245 | 1,780,990 | 1,688,270 | 1,818,851 |
| Social contribution | 607,768 | 641,156 | 607,768 | 641,156 |
| | 2,296,013 | 2,422,146 | 2,296,038 | 2,460,007 |
| **Income** | | | | |
| Income tax | (54,950) | 146,960 | 15,691 | 144,775 |
| Social contribution | 8,655 | (17,009) | 32,902 | (17,721) |
| | (46,295) | 129,951 | 48,593 | 127,054 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

|  | 2004 | | | | 2003 | | | |
|---|---|---|---|---|---|---|---|---|
|  | Income Tax | | Social Contribution | | Income Tax | | Social Contribution | |
|  | Short term | Long term | Short term | Long term | Short term | Long term | Short term | Long term |
| **Assets** | | | | | | | | |
| Non deductible provisions | 134,518 | 231,273 | 48,426 | 80,574 | 107,050 | 129,600 | 38,539 | 47,184 |
| Taxes under litigation |  | 211,209 |  |  |  | 112,279 |  |  |
| Taxes losses/ negative basis | 226,428 |  |  |  | 131,843 | 314,734 | 22,370 |  |
| Others |  |  |  | 6,912 | 2,301 | 79,835 | 828 | 25,272 |
|  | 360,946 | 442,482 | 48,426 | 87,486 | 241,194 | 636,448 | 61,737 | 72,456 |
| **Liabilities** | | | | | | | | |
| Deferred exchange variation |  |  |  |  | 25,795 | 4,841 | 9,286 | 1,743 |
| IR and SCL on revaluation reserve | 93,000 | 1,683,404 | 33,480 | 606,025 | 93,000 | 1,776,149 | 33,480 | 639,413 |
| Others | 99,274 | 4,841 | 35,739 | 1,743 |  |  |  |  |
|  | 192,274 | 1,688,245 | 69,219 | 607,768 | 118,795 | 1,780,990 | 42,766 | 641,156 |

Deferred income tax arising from tax losses was set up based on CSN's historical profitability and on projections of future profitability duly approved by Company's management bodies. These credits are expected to be substantially offset by the Company during 2005.

In addition to the credits already recorded, the Company has filed a lawsuit related to the "Plano Verão", claiming the financial and fiscal effects related to the understated inflation of the Consumer Price Index ("IPC") of January 1989, on the basis of calculation of its corporate income tax ("IRPJ") and social contribution ("CSL") (See Note 16, item c).

Reconciliation between expenses and income of current income tax ("IRPJ") and social contribution ("CSL") of the parent company and the application of the effective rate on net income before IRPJ and CSL is as follows:

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**11.01 -  NOTES TO THE FINANCIAL STATEMENTS**

|  | 2004 | | 2003 | |
|---|---|---|---|---|
|  | IRPJ | CSL | IRPJ | CSL |
| **Income before income tax and social cont.(IR-CSL)** | 2,975,402 | 2,975,402 | 1,063,705 | 1,063,705 |
| ( - ) interest on own capital total expense | (239,391) | (239,391) | (245,521) | (245,521) |
| Income before income tax and social cont- adjusted | 2,736,011 | 2,736,011 | 818,184 | 818,184 |
| - Rate | 25% | 9% | 25% | 9% |
| **Total** | **(684,003)** | **(246,241)** | **(204,546)** | **(73,637)** |
| **Adjustments to reflect the effective rate:** | | | | |
| Equity pick-up | 116,185 | 41,827 | 17,873 | 6,434 |
| Earnings from foreign subsidiaries | (99,900) | (35,964) | (77,851) | (28,026) |
| Effects of "Plano Verão" judicial decision | 31,762 | | 308,330 | 60,847 |
| Other permanent additions (write-offs) | 42,320 | 3,609 | (5,681) | (8,610) |
| **Parent Company's current and deferred IR/CSL** | **(593,636)** | **(236,769)** | **38,125** | **(42,992)** |
| **Consolidated current and deferred IR/CSL** | **(587,678)** | **(235,325)** | **6,453** | **(53,911)** |

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure

December 31, 2004

Accounting Practices Adopted in Brazil

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

# 9. INVESTMENTS

## a) Direct stake in subsidiaries and jointly-owned subsidiaries

| Companies | Number of shares – Common | Number of shares – Preferred | 2004 % Direct stake | 2004 Net income (loss) for the year | 2004 Shareholders' equity (unsecured liability) | 2003 % Direct stake | 2003 Net income (loss) for the year | 2003 Shareholders' equity (unsecured liability) |
|---|---|---|---|---|---|---|---|---|
| **Steel and Services** | | | | | | | | |
| GalvaSud | 11,801,406,867 | | 15.29 | 74,445 | 470,071 | 51.00 | 26,422 | 15,945 |
| INAL | 285,950,000 | | 99.99 | 118,324 | 411,396 | 99.99 | 34,768 | 293,072 |
| Cia. Metalic Nordeste | 80,491,136 | 4,424,971 | 99.99 | 8,275 | 109,666 | 99.99 | 10,964 | 87,005 |
| CSC | 1,100,000 | | 99.99 | (8) | (4,598) | 99.99 | (2) | (4,590) |
| FEM | 376,337 | | 99.99 | 16,139 | (34,279) | 99.99 | (66,521) | (56,418) |
| CSN I | 9,996,751,600 | 1,200 | 100.00 | 8,364 | 523,350 | 99.67 | | 2 |
| **Corporate** | | | | | | | | |
| CSN Overseas | 7,173,411 | | 100.00 | 181,290 | 1,133,845 | 100.00 | 263,852 | 1,036,271 |
| CSN Energy | 3,675,319 | | 100.00 | 16,997 | 504,785 | 100.00 | 75,443 | 530,937 |
| CSN Islands | 50,000 | | 100.00 | (6) | 126 | 100.00 | | 145 |
| CSN Panama | 4,240,032 | | 100.00 | 115,505 | 678,242 | 100.00 | 4,386 | 612,515 |
| CSN Export | 31,954 | | 100.00 | 83,306 | 87,547 | 100.00 | 4,613 | 4,616 |
| CSN Islands II | 1,000 | | 100.00 | (16) | (1,600) | 100.00 | (1,869) | (1,724) |
| CSN Islands III | 1,000 | | 100.00 | (9) | (540) | 100.00 | (580) | (577) |
| CSN Islands IV | 1,000 | | 100.00 | (10) | (93) | 100.00 | (93) | (90) |
| CSN Islands V | 1,000 | | 100.00 | (12) | (149) | 100.00 | (153) | (150) |
| CSN Islands VII | 1,000 | | 100.00 | (88) | (270) | 100.00 | (201) | (198) |
| CSN Islands VIII | 1,000 | | 100.00 | (18,831) | (20,605) | 100.00 | (1,934) | (1,932) |
| CSN Islands IX | 1,000 | | 100.00 | (2,499) | (2,497) | | | |
| CSN Steel | 480,726,588 | | 100.00 | 42,531 | 1,330,269 | 100.00 | 12,800 | 12,733 |
| **Infrastructure and energy** | | | | | | | | |
| MRS Logistica | 188,332,666 | 151,667,334 | 32.22 | 222,343 | 413,833 | 32.22 | 351,882 | 280,639 |
| CFN | 36,206,330 | | 49.99 | (39,271) | (44,201) | 48.60 | (38,678) | (3,037) |
| Sepetiba Tecon | 62,220,270 | | 20.00 | (11,996) | (18,404) | 20.00 | (12,127) | (6,408) |
| Itá Energética | 520,219,172 | | 48.75 | 13,613 | 520,516 | | | |
| CSN Energia | 1,000 | | 99.90 | 21,029 | 112,914 | 99.90 | (16,559) | 91,829 |
| CSN Participações Energéticas | 1,000 | | 99.70 | | 1 | 99.70 | | 1 |

**(Convenience translation into English from the original previously issued in Portuguese)**

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices Adopted in Brazil

**00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04**

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

## b) Investment Movement

| Companies | 2003 Initial investment balance | 2003 Balance of provision for losses | 2004 Additions (write-offs) | Equity pick-up | Goodwill amortization(2) | Final investment Balance | Balance of provision for losses | Consolidated(3) |
|---|---|---|---|---|---|---|---|---|
| **Steel and services** | | | | | | | | |
| GalvaSud (4) | 8,132 | | | 63,742 | | 71,874 | | |
| INAL | 293,065 | | | 118,321 | | 411,386 | | |
| Cia. Metalic Nordeste | 199,130 | | 11,537 | 11,124 | (12,576) | 209,215 | | 99,558 |
| CSC | | (4,590) | | (8) | | | (4,598) | |
| FEM | | (56,418) | 6,000 | 16,139 | | | (34,279) | |
| CSN I | 2 | | 514,984 | 8,364 | | 523,350 | | |
| | 500,329 | (61,008) | 532,521 | 217,682 | (12,576) | 1,215,825 | (38,877) | 99,558 |
| **Corporate Center** | | | | | | | | |
| CSN Overseas | 1,036,271 | | | 97,074 | | 1,133,345 | | |
| CSN Energy | 530,936 | | | (26,151) | | 504,785 | | |
| CSN Islands | 145 | | | (19) | | 126 | | |
| CSN Panama | 612,515 | | | 65,727 | | 678,242 | | |
| CSN Export | 4,616 | | | 82,931 | | 87,547 | | |
| CSN Islands II | | (1,724) | | 124 | | | (1,600) | |
| CSN Islands III | | (577) | | 37 | | | (540) | |
| CSN Islands IV | | (90) | | (3) | | | (93) | |
| CSN Islands V | | (150) | | 1 | | | (149) | |
| CSN Islands VII | | (198) | | (72) | | | (270) | |
| CSN Islands VIII | | (1,932) | | (18,673) | | | (20,605) | |
| CSN Islands IX | | | 3 | (2,500) | | | (2,497) | |
| CSN Steel 5 | 12,733 | | 1,373,195 | (55,659) | | 1,330,269 | | |
| | 2,197,216 | (4,671) | 1,373,198 | 142,817 | | 3,734,314 | (25,754) | |
| **Infrastructure and energy** | | | | | | | | |
| MRS Logistica | 90,432 | | (28,727) | 71,646 | | 133,351 | | |
| CFN | | (1,476) | | (20,624) | | | (22,100) | |
| Sepetiba Tecon | | (1,282) | | (2,399) | | | (3,681) | |
| Itá Energética (1) | | | 247,115 | 6,636 | | 253,751 | | |
| CSN Energia | 91,794 | | | 21,008 | | 112,802 | | |
| CSN Participações Energéticas | 1 | | | | | 1 | | |
| | 182,227 | (2,758) | 218,388 | 76,267 | | 499,905 | (25,781) | |
| | 2,879,772 | (68,437) | 2,124,107 | 436,766 | (12,576) | 5,450,044 | (90,412) | 99,558 |

(1) R$247,115 balance transferred from the long-term assets – investment available for sale.
(2) It comprises the balance of the parent company equity accounting.
(3) It does not consider the balances of goodwill and negative goodwill in indirect subsidiaries. See amounts in item “d) Goodwill and other indirect stakes” of this note.
(4) The equity pick-up of GalvaSud considers the elimination of unrealized gains between CSN and CSN I at the amount of R$57,481.
(5) Addition equivalent to US$ 480,727 of credits existing between CSN and Subsidiaries.

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

## c) Additional Information on the Investees

- GalvaSud

Incorporated on May 26, 1998, through a joint venture between CSN (51.0%) and Thyssen-Krupp Stahl AG (49.0%), it initiated its operational activities in December 2000. It has as objective the operation of a galvanization line for hot immersion and weld laser lines to produce welded blanks for the automobile industry.

On June 22, 2004, the subsidiary CSN I subscribed 8,262,865,920 common shares of Galvasud's capital, paid with credits related to the full payment of all GalvaSud financial debts, and also acquired the totality of shares held by Thyssen-Krupp Stahl AG.

After the acquisition, CSN became the holder of a 15.29% stake on a direct basis and of an 84.71%. stake on an indirect basis of GalvaSud's capital stock, by means of its wholly-owned subsidiary CSN I.

- Itá Energética

Itasa (Itá Energética) holds a 60.5% stake in the consortium Itá hydroelectric plant – UHE Itá, created by means of concession agreement executed on July 31, 2000.

CSN holds 48.75% of the subscribed capital corresponding to 48.75% of the total of common shares issued by Itasa, a special purpose company originally organized to make feasible the construction of UHE Itá; the contracting of supply of goods and services necessary to carry out the venture and obtain the financing by offering the corresponding guarantees.

Itasa is a jointly-owned subsidiary company and started to be consolidated on December 31, 2004 in view of the reclassification of the long-term assets available for sale for permanent investment.

- Indústria Nacional de Aços Laminados – INAL

The Company aims to be CSN's arm in the trading and reprocessing of steel products, acting as a service and distribution center.

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

December 31, 2004

External Disclosure

Accounting Practices
Adopted in Brazil

| 00403 – 0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

- Cia Metalic Nordeste

The objective of Cia. Metalic Nordeste, incorporated on November 27, 2002, based at Maracanaú, in the State of Ceará, is the manufacture of steel packages and the holding of interests in other companies.

- FEM

The Company was incorporated on April 22, 1976 with the objective of rendering services on steel structure assembly and its aggregates. On June 02, 2002, following CSN's decision, FEM started to close down its activities.

- MRS Logística

Incorporated on September 20, 1996, through a privatization auction, the Company's main objective is to explore and develop cargo railroad transport public service at the Southeast network.

MRS transports the iron ore from Casa de Pedra to UPV steelworks in Volta Redonda and imported raw material through Sepetiba Port. It also links the Presidente Vargas steelworks to the Ports of Rio de Janeiro and Santos and also to other load terminals in the State of São Paulo, CSN principal market.

MRS Logística is a jointly-owned subsidiary, which has not been consolidated up to December 31,2003 by express authorization of CVM.

- CFN

Stake acquired on July 18, 1997, through a privatization auction, it has as main objective the exploration and development of the load railroad transport public service at the Northeast network.

- Sepetiba Tecon

Investment made on September 3, 1998, through a privatization auction. The objective is to exploit the No.1 Containers Terminal of the Sepetiba Port, located in Itaguaí, State of Rio de Janeiro. This terminal is connected to the Presidente Vargas steelworks by the Southeast railroad network.

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2004
Accounting Practices Adopted in Brazil

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

- CSN Energia

Company incorporated on October 27, 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN holds interest in.

The company maintains a balance receivable related to the energy sale trade under the scope of the Wholesale Electric Energy Market – MAE at the amount of R$99,038 in 2004 (R$118,187 in 2003).

From the balance receivable as of December 31, 2004, the amount of R$76,305 (R$93,751 in 2003) is due by concessionaires with injunctions suspending the corresponding payments. The Company's Management understands allowance for doubtful accounts is not necessary in view of the measures taken by the industry official entities.

**d) Goodwill and other indirect interest**

As of December 31, 2004, the Company maintained on its consolidated balance sheet the net amount of R$292,649 of goodwill in the expectation of future gains and other indirect stake, as follows: GalvaSud – goodwill of R$125,284, recorded on the wholly-owned subsidiary, CSN I , with amortization defined for five years; Metalic – goodwill of R$99,559 with amortization defined for ten years; Tangua Inc. – goodwill of R$61,265 with amortization defined for five years; Indústria Nacional de Aços Laminados – INAL – goodwill of R$5,738 with the amortization defined for five years and R$803 of other indirect stake.

The goodwill amortization effect in the consolidated result is R$45,844 as follows: INAL R$ 1,800, Panama R$ 17,564, CSN I R$ 13,920, Metalic R$ 12,576 and (R$ 16) of others.

**e) Additional Information on indirect stake abroad**

- CSN LLC

The Company was incorporated in 2001 with the assets and liabilities of the extinguished Heartland Steel Inc. located in Terre Haute, State of Indiana – USA and it is a complex comprising cold rolling, hot coil pickled line and galvanization line.

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2004

External Disclosure
Accounting Practices Adopted in Brazil

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

In 2003, CSN, through its subsidiary CSN Panama, recorded an increase in the capital of Tangua Inc. with the capitalization of US$175 million and became the holder of 100% of its capital stock. Tangua Inc., through its subsidiaries CSN LLC Holding, directly, and CSN LCC Partner, indirectly, is the holder of all of CSN LLC shares.

- Lusosider

Lusosider Aços Planos was incorporated in 1996, providing continuity to Siderurgia Nacional – flat products company, privatized on that date by the Portuguese Government. The company is located in Seixal, Portugal and is engaged in the galvanization line and tin plate.

In 2003, the Company, through its subsidiary CSN Steel Corp., acquired 912,500 shares issued by Lusosider Projectos Siderúrgicos, holder of Lusosider Aços Planos., which represents 50% of the total capital of Lusosider, in the amount of EUR10.8 million (US$11.8 million).

## 10. PROPERTY, PLANT AND EQUIPMENT

| | | Parent Company | | | |
|---|---|---|---|---|---|
| | Effective rate for deprecation, depletion and amortization ( % p.a.) | | | 2004 | 2003 |
| | | Cost | Accumulated depreciation, depletion and amortization | Net | Net |
| Machinery and equipment | 6.64 | 10,821,085 | (1,209,914) | 9,611,171 | 10,144,612 |
| Mines and mineral deposits | 0.45 | 1,239,043 | (8,849) | 1,230,194 | 1,233,523 |
| Buildings | 4.00 | 908,371 | (53,148) | 855,223 | 769,432 |
| Land | | 128,736 | | 128,736 | 116,003 |
| Other assets | 20.00 | 202,795 | (86,331) | 116,464 | 85,230 |
| Furniture and fixtures | 10.00 | 94,152 | (82,827) | 11,325 | 13,748 |
| | | 13,394,182 | (1,441,069) | 11,953,113 | 12,362,548 |
| Construction in progress | | 139,074 | | 139,074 | 67,750 |
| Parent company | | 13,533,256 | (1,441,069) | 12,092,187 | 12,430,298 |
| Consolidated | | 15,596,447 | (1,929,643) | 13,666,804 | 13,134,055 |

At the Extraordinary General Meetings held on December 19, 2002 and on April 29, 2003, the shareholders approved, based on paragraphs 15 and 17 of CVM Deliberation 183, appraisal reports outlined as follows:

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

a) CTE-II's assets – steam and electric power generation thermal mill, located in the city of Volta Redonda, State of Rio de Janeiro. The report established an addition of R$ 508,434 composing the new amount of R$ 970,332 for the assets, net of incurred depreciation until that date.

b) land, machinery and equipment, facilities, real properties and buildings, existing in Presidente Vargas, Itaguaí, Casa de Pedra and Arcos Mills, in addition to the iron ore mine in Casa de Pedra. The report established an addition of R$ 4,068,559 composing the new amount of R$ 10,769,704 for the assets, net of the incurred depreciation until that date.

Up to December 31, 2004, the assets provided as collateral for financial operations amounted R$1,775,695.

Depreciation, depletion and amortization for 2004 amounted to R$704,436 (R$607,269 in 2003), of which R$691,302 (R$593,503 in 2003) charged to cost of production and R$13,134 (R$13,766 in 2003) charged to selling, general and administrative expenses (amortization of deferred charges not included).

On December 31, 2004, the Company had R$3,962,009 of depreciation net assets revaluation.

## 11. DEFERRED CHARGES

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Deferred exchange variation | 1,360,636 | 1,360,636 | 1,410,685 | 1,368,644 |
| ( - ) Accumulated amortization | (1,360,636) | (1,257,456) | (1,410,685) | (1,262,794) |
| Information technology projects | 164,454 | 156,320 | 175,043 | 161,346 |
| ( - ) Accumulated amortization | (103,685) | (81,269) | (106,934) | (83,869) |
| Other projects | 212,959 | 186,754 | 437,373 | 288,851 |
| ( - ) Accumulated amortization | (63,833) | (34,074) | (152,045) | (65,861) |
| | 209,895 | 330,911 | 353,437 | 406,317 |

Based on Provisional Measure 3 dated September 26, 2001 and CVM Deliberations 404 and 409 as of September 27 and November 1, 2001, respectively, the Company and its investees MRS Logística and GalvaSud have chosen to defer the negative net results arising from the adjustment in Reais of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in that year.

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004     Accounting Practices
Adopted in Brazil

| 00403 – 0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

The Company deferred the foreign exchange variations in September 2001, at the amount of R$1,360,636, and were fully amortized up to December 31, 2004, as follows:

| Deferments | Accumulated depreciation including loan settlement | | | | Deferred exchange variation |
|---|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2004 | |
| 2001 | (615,173) | (511,944) | (130,339) | (103,180) | (1,360,636) |

The information technology projects are represented by automation and information of operating processes aiming at reducing costs and increasing the Company's competitiveness.

The amortization of information technology projects and other projects in 2004 was R$59,244 (R$43,345 in 2003), of which R$42,767 (R$31,632 in 2003) are allocated at production cost and R$16,477 (R$11,713 in 2003) at selling, general and administrative expenses.

## 12. LOANS, FINANCINGS AND DEBENTURES

| | Parent Company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | 2003 | | 2004 | | 2003 | |
| | Short term | Long term | Short term | Long term | Short term | Long term | Short term | Long term |
| **FOREIGN CURRENCY** | | | | | | | | |
| Prepayment | 300,166 | 1,575,984 | 174,538 | 1,235,494 | 267,848 | 1,177,824 | 165,052 | 802,115 |
| Advance on exchange contract | 672 | | 164,391 | | 672 | | 164,391 | |
| Fixed Rate Notes | 655,593 | 3,947,389 | 764,681 | 3,240,394 | 633,603 | 2,931,342 | 575,760 | 2,685,029 |
| BNDES/Finame | 141,473 | 571,923 | 154,181 | 772,944 | 148,203 | 572,829 | 154,181 | 772,944 |
| Financed Imports | 56,826 | 217,767 | 171,247 | 270,860 | 62,158 | 236,316 | 342,463 | 347,236 |
| Bilateral | 53,644 | 59,911 | 49,756 | 118,140 | 53,644 | 59,911 | 44,571 | 105,830 |
| Others | 2,707 | 106,321 | 96,517 | 46,758 | 348,623 | 228,676 | 66,213 | 62,581 |
| | 1,211,081 | 6,479,295 | 1,575,311 | 5,684,590 | 1,514,751 | 5,206,898 | 1,512,631 | 4,775,735 |
| **LOCAL CURRENCY** | | | | | | | | |
| BNDES/Finame | 47,384 | 148,840 | 55,951 | 188,425 | 68,096 | 284,670 | 55,951 | 195,425 |
| Debentures (Note 13) | 44,943 | 900,000 | 89,152 | 1,566,550 | 87,884 | 1,075,593 | 89,152 | 1,566,550 |
| Others | 71,109 | 7,000 | 54,168 | 7,000 | 65,082 | 130,076 | 79,159 | 32,932 |
| | 163,436 | 1,055,840 | 199,271 | 1,761,975 | 221,062 | 1,490,339 | 224,262 | 1,794,907 |
| **Total Loans and Financings** | 1,374,517 | 7,535,135 | 1,774,582 | 7,446,565 | 1,735,813 | 6,697,237 | 1,736,893 | 6,570,642 |
| SWAP | (120,781) | | 593,905 | | 36,642 | | 649,878 | |
| **Total Loans and Financings + SWAP** | 1,253,736 | 7,535,135 | 2,368,487 | 7,446,565 | 1,772,455 | 6,697,237 | 2,386,771 | 6,570,642 |

On December 31, 2004, the long-term amortization schedule, composed of year of maturity, is as follows:

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

|  | Parent Company | Consolidated |
|---|---|---|
| 2006 | 1,396,566 | 1,462,806 |
| 2007 | 1,869,865 | 504,913 |
| 2008 | 1,733,589 | 1,261,939 |
| 2009 | 217,252 | 184,286 |
| 2010 | 178,428 | 518,005 |
| 2011 to 2024 | 2,139,435 | 2,765,288 |
|  | **7,535,135** | **6,697,237** |

Interest is applied to loans and financing and debentures, at the following annual rates as of December 31, 2004:

|  | Parent Company | Consolidated |
|---|---|---|
| Up to 7% | 3,455,537 | 2,186,909 |
| From 7.1 to 9% | 2,228,547 | 1,334,084 |
| From 9.1 to 11% | 2,287,943 | 4,028,922 |
| Over 11% | 816,844 | 919,777 |
|  | **8,788,871** | **8,469,692** |

Breakdown of total debt by currency/index of origin:

|  | Parent Company | | Consolidated | |
|---|---|---|---|---|
|  | 2004 | 2003 | 2004 | 2003 |
| U.S. Dollar | 56.99 | 66.89 | 49.73 | 71.88 |
| Yen | 28.24 | 10.47 | 27.40 | 2.33 |
| TJLP | 2.24 | 2.44 | 5.78 | 3.91 |
| CDI | 7.51 | 12.58 | 8.51 | 13.78 |
| Basket of currencies | 1.82 | 2.11 | 1.98 | 2.48 |
| Other currencies | 3.20 | 5.51 | 6.60 | 5.62 |
|  | 100.00 | 100.00 | 100.00 | 100.00 |

Loans with certain agents contain certain restrictive clauses, which are properly complied with.

The Company contracts derivatives operations, as per Note 14, aiming at minimizing fluctuation risks in the parity between Real and another foreign currency.

The guarantees provided for loans and financings amount to R$5.473.332 on December 31,2004 (R$4,794,549 in 2003), and comprise mainly fixed assets items (Note 10), bank guarantees, sureties and prepayment operations. This amount does not take into consideration the guarantees provided to subsidiaries, as mentioned in Note 15.

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

Fund raisings made by the Company through its subsidiaries during 2004 are as follows:

| Subsidiary | Description | Principal (US$ million) | Issuance | Term (years) | Maturity | Interest rate (p.a.) |
|---|---|---|---|---|---|---|
| CSN Islands VIII | Notes | 200 | January/2004 | 10 | December/2013 | 9.75% |
| CSN Export | Securitization of Receivables | 162 | June/2004 | 8 | May/2012 | 7.427% |
| CSN Islands IX | Notes | 200 | September/2004 | 11 | January/2015 | 10% |

The funds raised in the operations are used for working capital, increasing the Company's liquidity.

## 13. DEBENTURES

### a) First issuance

As approved at the Extraordinary General Meeting and ratified at the Board of Directors Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 registered and non-convertible debentures, unsecured and without preference, in two tranches, being R$10 of unit face value. 54,000 debentures were issued in the first tranche and 15,000 in the second tranche, with a total face amount of R$690,000. However, the credit from negotiation with financial institutions, occurred on March 01, 2002 in the amount of R$699,227. The difference of R$9,227, resulting from the unit price variation between the issued date and the transaction date, is recorded in Shareholders´ Equity as Capital Reserve.

The unit face value is being monetarily restated, added by the respective remuneration "pro-rata temporis", being the first issue adjusted by Interbank Deposit Certificate – CDI, plus 2.75% p.a. and the second issue by General Market Price Index ("IGP-M") plus 13.25% interest p.a.. The maturity is expected for 02/01/2005 (First Tranche) and 02/01/2006 (Second Tranche), with the option of advance redemption (total or partial) by the issuer.

In conformity with the provisions of "Private Deed for Issuance of Non-convertible unsecured Debentures of Companhia Siderúrgica Nacional's First Issuance " as of January 10, 2002, and in compliance with the provisions of CVM instruction No. 358, the Company's Board of Directors approved at the meeting held on January 7, 2004 the redemption of all second tranche debentures, covered by the deed, representing a total of fifteen thousand (15,000) debentures, which was carried out on February 9, 2004 and on August 31, 2004, it approved the redemption of all first

**FEDERAL PUBLIC SERVICE**
External Disclosure
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
December 31, 2004
Accounting Practices
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**
Adopted in Brazil

| 00403 – 0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

tranche debentures, representing a total of fifty-four thousand (54,000) debentures. The full redemption was carried out on October 4,2004.

## b) Second issuance

As approved at the Board of Directors Meeting held on October 21 and ratified at the meeting held on December 5, 2003, the Company issued, on December 1, 2003, 40,000 registered, non-convertible debentures, unsecured and without preference in one single tranche, for the unit face value of R$10. The referred debentures were issued for the total amount of R$400,000, whereas the credits generated in the negotiations with the financial institutions were received on December 09 and 10, 2003, amounting to R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded under Shareholders' Equity as Capital Reserve.

The nominal unit amount is monetarily updated, plus the related remuneration calculated on a pro rata temporis basis, adjusted by 107% of the Cetip's (Clearing House for the Custody and Financial Settlement of Securities) CDI. Maturity is foreseen for December 1, 2006.

## c) Third issuance

As approved at the Board of Directors Meeting held on December 11, 2003 and ratified at the December 18, 2003 meeting, the Company issued on December 1, 2003, 50,000 registered and non-convertible debentures, unsecured and without preference in two tranches, for the unit face value of R$10. Such debentures were issued for the total value of issue of R$500,000, being the credits arose from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting to R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation is recorded in Shareholders' Equity as Capital Reserve.

The face value of the 1st tranche is monetarily restated, plus the related pro rata temporis remuneration, adjusted by 106.5% of Cetip's CDI and the 2nd tranche by the IGP-M plus 10% p.a.. The maturity of the 1st series is foreseen for December 1, 2006 and of the 2nd tranche for December 1, 2008.

The deeds for the issue of these debentures contain certain restrictive covenants, which have been duly complied with.

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2004

External Disclosure

Accounting Practices Adopted in Brazil

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

# 14. FINANCIAL INSTRUMENTS

## General Considerations

The Company's business includes especially flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas steelwork needs. The main market risk factors that can affect the Company business are shown as follows:

## (a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of December 31, 2004, R$6,721,649 of the Company's consolidated debt of loans and financings were denominated in foreign currency (R$6,288,366 in 2003). As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations which affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts and option agreements with banks, as well as investing of a great part of its cash and funds available in securities remunerated by U.S. dollar exchange variation.

## (b) Credit Risk

The credit risk exposure with financial instruments is managed through the restriction of counterparts in derivative instruments to large financial institutions with high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company neither maintains nor issues financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that CSN adopts to minimize occasioned problems with its trade partners. Since part of the Companies' funds available is invested in the Brazilian government bonds, there is exposure to the credit risk with the government.

The financial instruments recorded in the Parent Company's balance sheet accounts as of December 31,2004, in which market value differs from the book value, are as follows:

| | Book Value | Market Value |
|---|---|---|
| Investment and goodwill in jointly-owned subsidiary - INEPAR | 3,727 | 4,532 |
| Loans and financings (short and long term) | 8,788,871 | 8,946,139 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**11.01 -  NOTES TO THE FINANCIAL STATEMENTS**

On December 31, 2004, the consolidated position of outstanding derivative agreements was as follows:

| | Agreement | | Market value |
|---|---|---|---|
| | Maturity | Notional Amount | gain (loss) |
| Exchange swap | 01-02-2004 to 01-12-2005 | US$ 30,684 thousand | (R$36,528) |
| Variable income swap (*) | 5/2/2005 | US$ 49,223 thousand | R$345,236 |
| Swap (Real x Dollar) - Contracted by exclusive funds | 2/1/2005 | | (R$9,441) |
| Dollar future - Contracted by exclusive funds | From Jan/05 to Jul/08 | US$ 1,015,750 thousand | Daily market adjusted |

(*) Refers to no cash swap which, at the end of the contract, the counterpart shall remunerate at the variation of equity assets, in as much the Company's subsidiary, CSN Steel, undertakes to remunerate the same notional updated value at the pre-fixed rate of 11.5% per annum.

## (c) Market Value

The amounts presented as "market value" were calculated according to the conditions that were used in local and foreign markets on December 31, 2004, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all the transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company's Board of Directors.

## 15. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and jointly-owned subsidiaries, the Company has – expressed in their original currency - the following responsibilities for guarantees provided (collateral signature and/or guarantees)

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2004
Accounting Practices Adopted in Brazil

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

| Companies | Currency | In Millions 2004 | 2003 | Maturity | Conditions |
|---|---|---|---|---|---|
| CFN | R$ | 18.0 | | Indeterminate | BNDES loan guarantee |
| Cia. Metalic Nordeste | R$ | 4.8 | 4.8 | 5/15/2008 | Invoices/guarantee given to Banco Santos referring to contracts for the financing of equipment |
| Cia. Metalic Nordeste | R$ | 7.2 | 7.2 | 01/27/2003 to 1/30/2006 | Invoices/guarantee given to BEC Provin and ABC Brasil referring to working capital contracts |
| Cia. Metalic Nordeste | R$ | 20.1 | 20.1 | 1/15/2006 | Guarantee given to the BNDES, for contracts referring to financing of machinery and equipment |
| CSN Iron | US$ | 79.3 | 79.3 | 1/6/2007 | Promissory Note of Eurobond operation |
| CSN Islands III | US$ | 75.0 | 75.0 | 4/21/2005 | Installment of guarantee by CSN in Bond issuance |
| CSN Islands V | US$ | 150.0 | 150.0 | 7/7/2005 | Installment of guarantee by CSN in Bond issuance |
| CSN Islands VII | US$ | 275.0 | 275.0 | 12/9/2008 | Installment of guarantee by CSN in Bond issuance |
| CSN Islands VIII | US$ | 550.0 | 350.0 | 12/16/2013 | Installment of guarantee by CSN in Bond issuance |
| CSN Islands IX | US$ | 200.0 | | 1/15/2015 | Installment of guarantee by CSN in Bond issuance |
| CSN Overseas | US$ | 20.0 | | 10/29/2009 | Installment of guarantee by CSN in Promissory Notes issuance |
| INAL | R$ | 3.6 | 2.6 | 3/15 and 4/15/2006 | Guarantee for equipment financing |
| INAL | US$ | 1.4 | | 3/26/2008 | Guarantee for equipment financing |
| Sepetiba Tecon | US$ | 33.5 | 36.0 | 12/30/2004 to 9/15/2013 | Guarantee for equipment acquisition and implementation of terminal financing |
| CFN | R$ | 23.0 | | 4/5/2005 | BNDES loan guarantee |
| CFN | R$ | 24.0 | | 11/13/2009 | BNDES loan guarantee |

## 16. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

| | Judicial Deposits | Contingent liability | Judicial Deposits | Contingent liability |
|---|---|---|---|---|
| **Short Term:** | | | | |
| Labor | | 6,694 | | 5,757 |
| Civil | | 8,357 | | 2,420 |
| Parent Company | | 15,051 | | 8,177 |
| Consolidated | | 17,149 | | 8,177 |
| **Long Term:** | | | | |
| Labor | 19,324 | 90,273 | 17,633 | 59,513 |
| Civil | 4,749 | 81,503 | 3,136 | 38,926 |
| Fiscal | 536,392 | 2,151,933 | 460,353 | 988,621 |
| Parent Company | 560,465 | 2,323,709 | 481,122 | 1,087,060 |
| Consolidated | 589,203 | 2,439,300 | 502,367 | 1,201,102 |

The provision for contingencies estimated by the Company’s Management was substantially based on the appraisal of its tax and legal advisors. Such provision is only recorded for lawsuits classified as probable losses. The tax liabilities stemming from actions taken by Company’s initiative are maintained and accrued of Selic (Special System for Clearance and Custody) interest rates.

The Company defends itself in other administrative and judicial proceedings at the approximate amount of R$ 295,000, the evaluations of which carried out by its legal

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
|---|---|---|

**11.01 -  NOTES TO THE FINANCIAL STATEMENTS**

advisers are considered as probable risk, and potential losses were not provisioned, in compliance with the accounting practices adopted in Brazil.

## a) Labor litigation dispute:

Until December 31, 2004, CSN was the defendant in approximately 5,400 labor claims (2,900 claims in 2003), which required a provision in the amount of R$96,967 (R$65,270 in 2003). Most of the lawsuits are related to joint and/or subsidiary responsibility, wages equalization, additional payment for unhealthy and hazardous activities, overtime and differences related to the 40% fine over FGTS (severance pay), and due to government's economic policies.

The lawsuits related to subsidiary responsibility are originated from the non-payment by the contracted companies of their labor obligations, which results in the inclusion of CSN in the lawsuits, as defendant, to honor on a subsidiary basis the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility have been reducing due to the procedures adopted by the Company in order to inspect and assure compliance with the wages and social charges payments, through the creation of the Contract Follow-up Centers since 2000.

The higher increase in labor claims in 2004 has been originated from the demand for the difference between the 40% fine over FGTS and the deposited FGTS amount, as a result of understated inflation imposed by government's economic plans. This is a still controversial issue, waiting for unified understanding.

## b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in which the Company is involved. Such proceedings, in general, are originated from occupational accident and diseases related to industrial activities of the Company. For all these disputes, until December 31, 2004 the Company accrued the amount of R$89,859 (R$41,346 in 2003).

## c) Tax Litigation Dispute:

- Income Tax and Social Contribution

**(i)** The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
| --- | --- | --- |

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

Consumer Price Index – IPC understated inflation, occurred in 1989, by a percentage of 51.87%.

In September 2004, the proceeding has reached its end, and judgment was made final and unappealable, granting to the CSN the right to apply the indexes of 42.72% (Jan/89) and 10.14% (Feb/89). Said proceeding is under phase of calculating the award.

As of December 31, 2004 the Company has recorded R$218,381 (R$ 218,381 in 2003) as judicial deposit and a provision of R$60,573 (R$60,573 in 2003), which represent the portion not recognized by the courts.

**(ii)** In February 2003, the tax authorities assessed the Company for the calculation of prior years' IRPJ and CSL. On August 21, 2003 a decision was rendered by the 2nd Panel of the Federal Revenue Office in Rio de Janeiro that cancelled such tax assessment, being the Company assessed again, by the tax authorities, for the same matter, in November 2003. As of December 31, 2004, the Company set up a provision related to this tax assessment in the amount of R$383,146 (R$413,437 in 2003), which includes legal charges.

**(iii)** The Company filed an action questioning the assessment of Social Contribution on Income over export revenues, based on the Constitutional Amendment No. 33/01.

On March 10, 2003, the Company obtained initial decision authorizing the exclusion of export revenues from said calculation basis, as well as the offsetting of amounts paid on these revenues from 2001. On December 31, the provision referring to the offsetting amounts based on the referred proceeding was R$ 305,571, which includes legal charges.

- PIS (Social Integration Program)/COFINS (Contribution for Social Security Financing)– Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including, the financial revenue of the Company. Provision amounts to R$260,930 as of December 31, 2004 (R$224,488 in 2003), which includes legal charges.

The Company obtained a favorable decision in the lower court decision and the proceeding is under compulsory re-examination by the 2nd Regional Federal Court.

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
| --- | --- | --- |

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

- ## CPMF (Provisional Contribution on Financial Transactions)

The Company is questioning the CPMF taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision as of December 31, 2004 is R$278,070 (R$187,678 in 2003), which includes legal charges.

The lower court decision was favorable and the proceeding is being judged by the 2nd Regional Federal Court. However, we emphasize that the most recent court decisions have not been favorable to the taxpayers. The possibility of loss is probable.

- ## *CIDE – Contribution for Intervention in the Economic Domain*

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain over the amounts paid, credited or remitted to non-resident beneficiaries of the country, as royalties or remuneration of supply contracts, technical assistance, trademark license agreement and exploration of patents.

The Company recorded court deposits and its corresponding provision in the amount of R$22,190 on December 31, 2004 (R$21,170 in 2003), which includes legal charges.

The lower court decision was unfavorable and the proceeding is currently under judgment of the 2nd Regional Federal Court, although there are no consolidated former court decisions, due to the fact that the issue is very recent.

- ## Education Salary

The Company discusses the unconstitutionality of the Education-Salary and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996.

The provision as of December 31, 2004 amounts to R$33,619 (R$29,468 in 2003), which includes legal charges.

TRF maintained the unfavorable decision to CSN, judgment made final and unappealable. In view of this fact, the Company attempted to pay the amount due, and FNDE (education salary creditor) only accepted to receive the amount accrued of fine, reason that the Company deposited in court the amount due not including fine. Hence, a new proceeding has been discussing whether or not the collection

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

has its grounds. The Company's attorneys consider as possible loss prospects, and for this reason, the Company did not provision the fine amount.

- SAT – Workers' Compensation Insurance

The Company understands that it must pay the "SAT" at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount provisioned on December 31, 2004 totals R$57,891 (R$42,563 in 2003), including legal charges.

The lower court decision was unfavorable and the proceeding is under judgment of TRF of the 2nd Region. Although there was so far no judgment of the matter by the Brazilian Supreme Court, the Company's lawyers deem as probable the possibilities of loss.

- IPI (Excise Tax) presumed credit on inputs

The company brought an action pleading the right to the IPI presumed credit over the acquisition of exempted, immune, non-taxed inputs, or taxed at zero rate. An initial decision was obtained authorizing the use of said credits.

On December 31, 2004, the provision related to the total credits already offset amounted to R$ 612,322 (R$ 160,969 in 2003), updated by Selic (Special System for Settlement and Custody).

- IPI premium credit over exports

The company brought an action pleading the right to the IPI premium credit over exports and a favorable decision was obtained authorizing the use of said credits.

On December 31, 2004, the provision amount referring to the total of credits already offset amounted to R$99,000, updated by Selic.

- Others

The Company also provided for several other lawsuits in respect of FGTS LC 110, Drawback and Freight Surcharge for Renovation of Merchant Marine (AFRMM), PIS/COFINS Manaus Free-Trade Zone, COFINS Law 10833/03, PIS Injunction Law 10,637 and environmental contingencies whose amount as of December 31, 2004 amounted to R$38,621 (R$16,784 in 2003) including legal additions.

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure

December 31, 2004

Accounting Practices Adopted in Brazil

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

# 17. SHAREHOLDERS' EQUITY

## i. Paid-in capital stock

At the Annual and Extraordinary General Meetings held on April 29, 2004, CSN approved the proposal made by the Board of Directors on March 30, 2004, for splitting the shares representing the capital stock, operation by which each share of the capital stock is now represented by 4 shares, followed by the reverse split of these shares in the proportion of 1,000 shares for 1 share, which resulted in a single event of reverse splitting of 250 shares into 1, as well as the change in the share-to-ADR ratio of 1 share to 1 ADR.

The Company's capital stock on December 31, 2004 was composed of 286,917,045 common shares and on December 31, 2003 by 71,729,261 thousand common shares, all of them nonpar book-entry common shares. Each common share entitles the owner to one vote at the General Meetings' resolutions.

## ii. Treasury Stocks

The Board of Directors approved the purchase of the Company's shares to be held in treasury and subsequent sale and/or cancellation as follows.

| Authorization date | Number of shares | Acquisition term | Date | |
|---|---|---|---|---|
| | | | Start | Termination |
| 4/27/2004 | 4,705,880 | 3 months | 4/28/2004 | 07/29/2004 |
| 7/27/2004 | 7,200,000 | 3 months | 8/2/2004 | 11/1/2004 |
| 10/26/2004 | 6,357,000 | 3 months | 11/12/2004 | 2/11/2005 |
| 12/21/2004 | 5,000,000 | 180 days | 12/22/2004 | 6/19/2005 |

Treasury stocks position as of December 31, 2004 is as follows:

| Number of shares purchased (in units) | Total value paid for shares | Share unit cost | | | Market value of shares on 12/31/2004 |
|---|---|---|---|---|---|
| | | Minimum | Maximum | Average | |
| 10,023,599 | 440,343 | 33.30 | 52.82 | 43.93 | 504,688 |

While held in treasury, the shares will have no proprietorship or political rights.

## iii. Revaluation reserve

This heading covers revaluations of the Company's fixed assets approved by the Extraordinary General Meeting held on December 19, 2002 and April 29, 2003, which were intended for determining adequate amounts for the Company's fixed

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

assets at market value, pursuant to the CVM Deliberation 288, dated December 03,1998. The objective of such procedure is for the financial statements to reflect assets value closer to their replacement value.

Pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, a provision for deferred social contribution and income tax was set up on the balance of revaluation reserve (except land), classified as a long-term liability.

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

### iv. Ownership structure

On December 31, 2004, the Company's capital was comprised as follows:

| | Number of shares | |
|---|---|---|
| | Common | % |
| Vicunha Siderurgia S.A. | 133,348,363 | 48.16% |
| Caixa Beneficente dos Empregados da CSN - CBS | 10,419,688 | 3.76% |
| Several (ADR - NYSE) | 46,538,733 | 16.81% |
| Other shareholders (approx. 10 thousandl) | 86,586,662 | 31.27% |
| **Outstanding shares** | **276,893,446** | **100.00%** |
| Treasury stocks | 10,023,599 | |
| **Total shares** | **286,917,045** | |

### v. Investment policy and payment of interest on own capital/dividends

On December 13, 2000, CSN's Board of Directors decided to adopt a profit sharing policy, which, by observing the provisions of Law 6,404/76, altered by Law 9,457/97 implies the distribution of all Company's net profit to the shareholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with the obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

### 18. INTEREST STOCKHOLDERS

The Company's shareholders in Annual and Extraordinary General Meetings held on a cumuilative basis on April 29, 2004, approved the distribution of R$245,521 as interest on own capital, corresponding to the remuneration of R$0.003422885 per share and R$471,779 as dividends corresponding to the remuneration of R$0.006577218 per share.

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

CSN's Board of Directors on June 14, 2004, as provided for Article 17, item VIII of the Company's Bylaws and Article 204 and its paragraphs 1 and 2 of Law 6,404/76, approved the payment to the shareholders of interim dividends to the income account for the period ended March 31, 2004, at the amount of R$35,000, corresponding to the remuneration of R$0.1228 per share of the outstanding capital stock, excluding 2,087 thousand shares held in treasury on that date and not incurring withholding income tax pursuant to the prevailing laws.

The Bylaws ensures an annual minimum dividend corresponding to 25% of the net income earned as per corporate laws. Nevertheless, Management is proposing to distribute the amount higher than that ensured, as follows:

| | 2004 |
|---|---|
| **Net income for the year** | 2,144,997 |
| Apprppriation for legal reserve | (86,798) |
| Realization of revaluation reserve (net of income tax and social contribution) | 244,846 |
| **Basic net profit for dividend determination** | 2,303,045 |
| - Mandatory minimum dividends | 575,761 |
| - Proposed dividends higher than the mandatory minimum | 1,452,893 |
| - Interim dividends | 35,000 |
| - Proposed interest on own capital | 239,391 |
| **Proposed dividends and interest on own capital** | 2,303,045 |

In compliance with the corporation law (Article 196 of the Law 6,404/76), Management proposed in 2003 the retention of remaining accred profits in reserve for investment, aiming at providing funds necessary to meet the budget of Company's investments.

The calculation of interest on own capital is based on the change in the Long-Term Interest Rates over equity, limited to 50% of the net income for the year before income tax or 50% of accrued profits and profit reserves, and the higher between two limits may be used, pursuant to the prevailing laws.

In compliance with CVM Deliberation 207, as of December 31, 1996, and fiscal rules, the Company opted to record the interest on own capital at the amount of R$239,391 as of December 31, 2004, respectively, as counter entry of the financial expenses account, and revert it on the same account, therefore, not been shown on the income statement and not generating effects on the ending net income, except as to the fiscal effects, these recognized under income tax and social contribution.

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

The Company's management shall propose that the amount of interest on own capital to be attributed to the mandatory minimum dividend.

## 19. NET REVENUES AND COSTS OF GOODS SOLD

| | **Parent Company** | | | | | |
|---|---|---|---|---|---|---|
| | | 2004 | | | | 2003 |
| | Tons (thousand) | Net revenue | Cost of Goods Sold | Tons (thousand) | Net revenue | Cost of Goods Sold |
| Domestic Market | 3,355 | 5,735,535 | 2,798,861 | 3,069 | 4,004,414 | 2,168,365 |
| Foreign Market | 1,297 | 1,995,509 | 1,041,366 | 1,824 | 1,806,705 | 1,088,769 |
| **Steel Products** | 4,652 | 7,731,044 | 3,840,227 | 4,893 | 5,811,119 | 3,257,134 |
| Domestic Market | | 372,781 | 212,224 | | 340,862 | 173,074 |
| Foreign Market | | 30,667 | 10,582 | | 18,223 | 9,221 |
| **Other sales** | | 403,448 | 222,806 | | 359,085 | 182,295 |
| | **4,652** | **8,134,492** | **4,063,033** | **4,893** | **6,170,204** | **3,439,429** |

| | **Consolidated** | | | | | |
|---|---|---|---|---|---|---|
| | | 2004 | | | | 2003 |
| | Tons (In thousand) | Net revenue | Cost of Goods Sold | Tons (In thousand) | Net revenue | Cost of Goods Sold |
| Domestic Market | 3,297 | 5,837,565 | 2,633,503 | 3,035 | 4,201,189 | 2,249,148 |
| Foreign Market | 1,447 | 2,888,112 | 1,700,231 | 1,965 | 2,322,774 | 1,302,307 |
| **Steel Products** | 4,744 | 8,725,677 | 4,333,734 | 5,000 | 6,523,963 | 3,551,455 |
| Domestic Market | | 970,949 | 652,938 | | 424,299 | 276,878 |
| Foreign Market | | 102,943 | 10,572 | | 29,163 | 9,222 |
| **Other sales** | | 1,073,892 | 663,510 | | 453,462 | 286,100 |
| | **4,744** | **9,799,569** | **4,997,244** | **5,000** | **6,977,425** | **3,837,555** |

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2004

External Disclosure

Accounting Practices Adopted in Brazil

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

## 20. CONSOLIDATED REVENUES AND INCOME BY BUSINESS SEGMENT

The information by business segment is based on the accounting books in accordance with the Brazilian Corporation Law.

The disclosure by business segment followed the concept suggested by CVM, providing the means to evaluate the performance in all Company' business segments.

| | 2004 | | | |
|---|---|---|---|---|
| | Steel and Services | Corporate | Infrastructure and Energy | Total |
| Net revenues from sales | 9,269,173 | | 530,396 | 9,799,569 |
| Cost of goods and services sold | (4,582,195) | | (415,049) | (4,997,244) |
| **Gross income** | **4,686,978** | | **115,347** | **4,802,325** |
| Operating Income (Expenses) | | | | |
| Selling | (499,094) | | (4,339) | (503,433) |
| Administrative | | (299,438) | (48,663) | (348,101) |
| Other operating expenses, net | (148,616) | (32,622) | 4,385 | (176,853) |
| | (647,710) | (332,060) | (48,617) | (1,028,387) |
| Net financial result | (70,440) | (1,070,800) | (9,624) | (1,150,864) |
| Exchange and monetary variation, net | 147,767 | 128,482 | (47,299) | 228,950 |
| Equity Result | (28,458) | (17,547) | | (46,005) |
| **Operating Income (loss)** | **4,088,137** | **(1,291,925)** | **9,807** | **2,806,019** |
| Non-operating income | (1,230) | | 2 | (1,228) |
| **Income (loss) before income tax and social contribution** | **4,086,907** | **(1,291,925)** | **9,809** | **2,804,791** |
| Income tax and social contribution | (1,175,844) | 372,258 | (19,417) | (823,003) |
| **Net income (loss) for the year** | **2,911,063** | **(919,667)** | **(9,608)** | **1,981,788** |

**(Convenience translation into English from the original previously issued in Portuguese)**

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

December 31, 2004

External Disclosure
Accounting Practices Adopted in Brazil

**00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04**

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

# 21. FINANCIAL RESULTS AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Financial expenses:** | | | | |
| Loans and financings - foreign currency | (227,288) | (185,938) | (639,546) | (322,074) |
| Loans and financings - Brazilian currency | (239,516) | (196,439) | (235,773) | (216,201) |
| Transactions with subsidiaries | (404,364) | (297,749) | | |
| PIS/COFINS on financial revenues | (40,264) | (50,302) | (28,034) | (51,382) |
| interest, fines and interest on arrears (fiscal) | (34,775) | (263,337) | (39,851) | (274,549) |
| CPMF | (90,400) | (71,777) | (100,508) | (78,006) |
| Other financial expenses | (20,731) | (28,237) | (69,138) | (89,602) |
| | (1,057,338) | (1,093,779) | (1,112,850) | (1,031,814) |
| **Financial revenues** | | | | |
| Transactions with subsidiaries | 55,137 | | | |
| Yield on financial application net of provision for losses | 14,885 | (24,043) | 91,845 | 5,459 |
| Exchange swap | (328,092) | (1,096,376) | (228,525) | (841,378) |
| Other income | 46,132 | 62,485 | 98,666 | 50,340 |
| | (211,938) | (1,057,934) | (38,014) | (785,579) |
| **Net financial income** | (1,269,276) | (2,151,713) | (1,150,864) | (1,817,393) |
| **Monetary variation** | | | | |
| - Assets | 12,342 | 20,527 | 12,931 | 17,244 |
| - Liabilities | (49,195) | (46,912) | (83,679) | (50,426) |
| | (36,853) | (26,385) | (70,748) | (33,182) |
| **Exchange Variations** | | | | |
| - Assets | (154,620) | (262,572) | (48,230) | (138,460) |
| - Liabilities | 732,225 | 1,502,348 | 460,544 | 1,086,386 |
| - Amortization of deferred foreign exchange variation | (103,179) | (130,339) | (112,616) | (133,008) |
| | 474,426 | 1,109,437 | 299,698 | 814,918 |
| **Monetary and exchange variations, net** | 437,573 | 1,083,052 | 228,950 | 781,736 |

# 22. NON-OPERATING INCOME (EXPENSES)

On December 31, 2004, the parent company’s non-operating net result totaled an expense of R$17,694 (income of R$26,905 in 2003), and the consolidated net result, an expense of R$1,228 (income of R$29,982 in 2003), mainly composed of the establishment of provision for probable loss in the realization of the property, plant and equipment.

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2004

External Disclosure

Accounting Practices Adopted in Brazil

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

# 23. VALUE-ADDED STATEMENT (PARENT COMPANY)

| | millions of R$ | |
|---|---|---|
| | 2004 | 2003 |
| **Revenue** | | |
| Sales of products and services | 10,089 | 7,216 |
| Allowance for doubtful accounts | 32 | (13) |
| Non-operating income | (18) | 27 |
| | **10,103** | **7,230** |
| **Input purchased from third parties** | | |
| Raw material used up | (2,057) | (1,576) |
| Cost of goods and services | (998) | (922) |
| Materials, energy, third-party services and others | (510) | (456) |
| | **(3,565)** | **(2,954)** |
| **Gross value-added** | **6,538** | **4,276** |
| **Retention** | | |
| Depreciation, amortization and depletion | (716) | (635) |
| **Net produced value-added** | **5,822** | **3,641** |
| **Value-added transferred** | | |
| Equity pick-up | 424 | 5 |
| Financial income/Exchange variation | (354) | (1,300) |
| | **70** | **(1,295)** |
| **Total value-added to distribute** | **5,892** | **2,346** |
| **VALUE-ADDED DESTINATION** | | |
| Staff and charges | 440 | 428 |
| Taxes, charges and contributions | 2,867 | 1,144 |
| Interest and exchange variation | 196 | (483) |
| Dividends and interest on own capital | 2,303 | 717 |
| Retained earnings | 86 | 540 |
| | **5,892** | **2,346** |

(Convenience translation into English from the original previously issued in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2004

External Disclosure

Accounting Practices Adopted in Brazil

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

11.01 - NOTES TO THE FINANCIAL STATEMENTS

## 24. EBITDA STATEMENT

The Company's EBITDA (gross income minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

| | millions of R$ | | | |
|---|---|---|---|---|
| | Parent Company | | Consolidated | |
| | 2004 | 2003 | 2004 | 2003 |
| Net Revenues | 8,134 | 6,170 | 9,800 | 6,977 |
| Gross Income | 4,071 | 2,731 | 4,802 | 3,140 |
| Operating Expenses (selling, general and administrative) | (506) | (471) | (851) | (827) |
| Depreciation (cost of goods sold and operating expenses) | 716 | 635 | 838 | 689 |
| EBITDA | 4,281 | 2,895 | 4,789 | 3,002 |
| EBITDA-MARGIN % | 53% | 47% | 49% | 43% |

## 25. EMPLOYEES' PENSION FUND

### (i) Private Pension Administration

The Company is the principal sponsor of the CSN Employees' Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits rather than those of the official Pension Plan. CBS congregates CSN employees, of CSN related companies and entity itself, and provided they sign the adhesion agreement.

### (ii) Characteristics of the Plan

CBS maintains three benefit plans, as follows:

**35% of Average Salary Plan**

It is a defined benefit plan, which began on 02/01/1966, with the purpose of paying retirements (related to length of service, special, disability or old-age) on a life-long basis, equivalent to 35% of the participant's salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in process of extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
| --- | --- | --- |

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

## Supplementary Average Salary Plan

It is a defined benefit plan, which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life-long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

## Combined Supplementary Benefits Plan

This plan began in 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of December 31, 2004 and 2003, the plans are presented as follows:

| | 2004 | 2003 |
| --- | --- | --- |
| **Members** | **18,582** | **18,929** |
| In activity | 7,411 | 7,504 |
| Retired employees | 11,171 | 11,425 |
| | | |
| **Distribution of members by benefit plan:** | | |
| | | |
| **35% of Average Salary Plan** | **5,793** | **6,053** |
| Active | 20 | 46 |
| Retired employees | 5,773 | 6,007 |
| | | |
| **Supplementary Average Salary Plan** | **5,132** | **5,572** |
| Active | 63 | 447 |
| Retired employees | 5,069 | 5,125 |
| | | |
| **Combined Supplementary Benefits Plan** | **7,657** | **7,304** |
| Active | 7,328 | 7,011 |
| Retired employees | 329 | 293 |
| | | |
| **Linked beneficiaries:** | **5,449** | **5,396** |
| 35% of average salary plan | 4,207 | 4,220 |
| Supplementary average salary plan | 1,192 | 1,136 |
| Combined supplementary benefits plan | 50 | 40 |
| | | |
| **Total members (beneficiaries)** | **24,031** | **24,325** |

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

## (iii) Equalization of actuarial liability

On January 25, 1996, the Supplementary Social Security Secretariat – SPC (Secretaria de Previdência Complementar), through letter 55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on value determined on September 30, 1995, monetarily update to December 31, 1995.

Through official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize, the sponsors´ responsibility in 240 monthly and successive installments being the 1$^{st}$ to 12$^{th}$ in the amount of R$958 and from 13$^{th}$ at R$3,133, monetarily indexed (INPC + 6% p.a..), starting June 28, 2002.

The agreements also provided for the installments anticipation in case of cash necessity in defined benefit plan and incorporating to the updated debit balance the occasioned deficits/surplus under the sponsors' responsibility, so as to preserve the plans' balance without exceeding the maximum period of amortization provided for by the agreement.

## (iv) Actuarial Liabilities

As provided by CVM Deliberation No. 371, as of December 13, 2000, approving the NPC 26 of IBRACON – "Employee's Benefit Accounting" that established new calculation and disclosure accounting practices, the management of the Company and its external actuaries, assessed the effects arising from this new practice, in conformity with the report dated February 01,2005.

|  | Plans | | | |
|---|---|---|---|---|
|  | 35% of Average Salary | Average Salary Supplement | Combined Supplementary Benefits Plan | Total |
| Present value of actuarial liabilities with coverage | 205,833 | 790,013 | 530,124 | 1,525,970 |
| Fair value of the plan assets | (144,859) | (557,317) | (575,257) | (1,277,433) |
| Present value of liabilities in excess to the fair value of assets | 60,974 | 232,696 | (45,133) | 248,537 |
| Adjustments by deferral allowed: | 9,264 | 27,294 | 23,811 | (34,617) |
| - Non-recognized actuarial gains | 9,264 | 27,294 | 23,811 | 60,369 |
| - Assets (liabilities) increase in the adoption of the non-recognized pronouncement | (24,285) | (74,578) | 3,877 | (94,986) |
| Present value of participants' amortizing contributions | (4,677) | (17,398) |  | (22,075) |
| Actuarial liabilities/(assets) | 65,561 | 242,592 | (21,322) | 191,845 |
| Provisioned actuarial liabilities/(assets) | 65,561 | 242,592 | (10,661) | 297,492 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

## Actuarial Liability Recognition

The Company's Management decided to recognize the actuarial liability adjustment in the results for the period of five years, from January 1, 2002, being appropriated in 2004 the amount of R$63,853 (R$70,719 in 2003) in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation 371/2000, which, added to related disbursements, totaled R$129,903(R$123,009 in 2003).

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve insufficiency was deducted from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in court this amortizing contribution; The Company, however, based on its legal and actuarial advisers understands that such amortizing contribution was duly approved by the Complementary Social Security – SPC and consequently, is legally due by the participants.

In addition, in the case of "Plano Milênio" (Mixed Plan of Supplementary Benefit), of defined contribution, which shows net asset and where the sponsor's contribution corresponds to an equal counterpart of the participants´ contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor's contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount of R$8,723 in 2004 (R$5,252 in 2003).

According to the actuarial calculations prepared by the projected credit unit method, the amounts to be apportioned in 2005 are as follows:

| | ESTIMATES BY PLAN - 2005 | | | |
|---|---|---|---|---|
| | 35% of Average Sallary | Average Sallary Supplement | Combined Supplementary Benefit Plan | Total |
| Current services cost | (96) | (340) | (3,243) | (3,679) |
| Expected contributions from participants | 42 | 187 | 1,445 | 1,674 |
| Interest on actuarial liabilities | (25,301) | (98,314) | (6,332) | (129,947) |
| Expected income from assets | 18,480 | 72,201 | 12,567 | 103,248 |
| Cost of amortizations | (12,143) | (37,289) | 2,805 | (46,627) |
| - Non-recognized actuarial gain or loss | | | 866 | 866 |
| - Assets (liabilities) increase in the adoption of the | | | | |
| non-recognized pronnouncement | (12,143) | (37,289) | 1,939 | (47,493) |
| **Impact on the result** | **(19,018)** | **(63,555)** | **7,242** | **(75,331)** |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

December 31, 2004

External Disclosure

Accounting Practices
Adopted in Brazil

| 00403 – 0 | **COMPANHIA SIDERÚRGICA NACIONAL** | 33.042.730/0001-04 |
|---|---|---|

**11.01 - NOTES TO THE FINANCIAL STATEMENTS**

The sponsor's defined contributions of the supplementary benefit mixed plan are estimated at the amount of R$9,451 for the next year.

## Main actuarial assumptions adopted in the actuarial liability calculation

| Methodology used | Projected credit unit method |
|---|---|
| Nominal discount rate for actuarial liability | 13.4% p.a. ( 8% actual and 5% inflation) |
| Expected yield rate over plan assets | 13.4% p.a. ( 8% actual and 5% inflation) |
| Estimated salary increase index | INPC + 1% (6.05%) |
| Estimated benefits increase index | INPC + 0% (5.00%) |
| Estimated inflation rate in the long-term | INPC + 0% (5.00%) |
| Biometric table of overall mortality | UP94 with 3 years of severity and separated by sex |
| Biometric table for disability | Winklevoss |
| Expected turnover rate | 2% p.a. |
| Probability of starting retirement | 100% in the first eligibility to a full benefit by the Plan |

CSN does not have obligations on other after-labor benefits.

## 26. INSURANCE

In view of the nature of its operations, CSN renewed, effective up to November 04, 2005 the operating risk insurance policy - "All Risks" type for the Presidente Vargas steelworks, Casa de Pedra, Mineração de Arcos, CSN PR, coal terminal-Tecar, containers terminal -Tecon and GalvaSud, at total risk amount of US$7.6 billion (property damage and loss of profits), equivalent to R$20.2 billion and indemnification maximum amount, in the event of claim, of US$750 million (property damage and loss of profits), equivalent to R$2.0 billion.

For the subsidiaries INAL, Metalic and also non-industrial sites, risk insurance polices were renewed effective up to November 04, 2005 with total risk amount at US$204 million, equivalent to R$541 million and indemnification maximum limit of US$61 million (property damage and loss of profits), equivalent to R$162 million.

In addition, insurance for transportation of goods and products in the Brazilian territory were renewed, as well as the international transportation (imports and

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**11.01 -  NOTES TO THE FINANCIAL STATEMENTS**

exports), employees' group life insurance and port civil liability and civil liability insurance.

## 27. MANAGEMENT COMPENSATION

Management compensation was set out in Annual and Extraordinary General Meetings held, on a cumulative basis, on April 29, 2004, in the annual global amount of R$28,000 (R$11,000 in 2003). The amount of R$14,252 (R$10,756 in 2003) was apportioned under general and administrative expenses during the year ended on December 31, 2004.

## 28. SUBSEQUENT EVENTS

▪ Offering

The Company by means of its subsidiary Islands IX Corp., issued US$200 million in Notes on January 21, 2005.  The transaction expiring within 10 years, has a coupon of 10% p.a. and the funds obtained in this operation shall be used for working capital, hence increasing the Company's liquidity.

**(Convenience translation into English from the original previously issued in Portuguese)**

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**STANDARD FINANCIAL STATEMENTS - DFP**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

External Disclosure

December 31, 2004

Accounting Practices
Adopted in Brazil

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## TABLE OF CONTENTS